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Filed Pursuant to Rule 424(b)(2)
SEC File No. 333-179874

EXPLANATORY NOTE

The purpose of this filing is to file a corrected prospectus supplement dated March 8, 2012 (which, together with the base prospectus dated March 2, 2012, constitute the prospectus for the offering of 8,500,000 shares of common stock of Simon Property Group, Inc.) solely for the purpose of correcting an error in the Rule 424(b)(5) filing that Simon Property Group, Inc. filed with the Securities and Exchange Commission on March 12, 2012, as follows:

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  remove all references to U.S. Bancorp Investments, Inc., which was incorrectly identified as an underwriter, from the prospectus; and

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  add Piper Jaffray & Co. to the prospectus as an underwriter that has agreed to purchase 85,000 shares (not including its portion of any shares that may be purchased pursuant to the exercise of the underwriters' option to purchase additional shares) of common stock.

PROSPECTUS SUPPLEMENT
(To Prospectus dated March 2, 2012)

8,500,000 Shares

SIMON PROPERTY GROUP, INC.

Common Stock

        We are offering for sale 8,500,000 shares of our common stock to be sold in this offering. We will receive all of the net proceeds from the sale of such common stock.

        Our common stock is listed on the New York Stock Exchange, or NYSE, under the symbol "SPG." On March 8, 2012, the last reported sale price of our common stock on the NYSE was $138.24 per share.

        Investing in our common stock involves risks that are described in the "Risk Factors" section beginning on page S-2 of this prospectus supplement and on page 8 of our most recent Annual Report on Form 10-K.

	Per Share	Total

Public offering price	$137.00	$1,164,500,000

Underwriting discount	$4.11	$34,935,000

Proceeds, before expenses, to us	$132.89	$1,129,565,000

        The underwriters may purchase up to an additional 1,275,000 shares of common stock from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        The shares will be ready for delivery on or about March 14, 2012.

Joint Book-Running Managers

J.P. Morgan	BofA Merrill Lynch	Goldman, Sachs & Co.
Citigroup	Deutsche Bank Securities	Morgan Stanley

Co-Managers

Credit Suisse	Evercore Partners	Jefferies	Piper Jaffray

PNC Capital Markets LLC	RBC Capital Markets	Sandler O'Neill + Partners, L.P.

SMBC Nikko	SunTrust Robinson Humphrey	UBS Investment Bank

The date of this prospectus supplement is March 8, 2012.

Prospectus Supplement

        You should rely only on the information contained or incorporated by reference in this prospectus supplement, the accompanying prospectus or any free writing prospectus required to be filed with the Securities and Exchange Commission. We have not, and the underwriters have not, authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and any such free writing prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

i

ABOUT THIS PROSPECTUS SUPPLEMENT

        We provide information to you about our common stock in two separate documents that offer varying levels of detail:

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  The accompanying prospectus, which provides general information, some of which may not apply to this offering of our common stock; and

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  This prospectus supplement, which provides a summary of the terms of this offering of our common stock.

        Generally, when we refer to "this prospectus," we are referring to both documents combined. If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement.

WHO WE ARE

        Simon Property Group, Inc. owns, develops and manages retail real estate properties, which consist primarily of regional malls, Premium Outlets®, The Mills® and community/lifestyle centers. We have elected to be treated as a real estate investment trust, or REIT, for United States federal income tax purposes. We own our properties and conduct our business activities through our majority-owned operating partnership subsidiary, Simon Property Group, L.P., or the Operating Partnership.

        As of December 31, 2011, we owned or held an interest in 326 income-producing properties in the United States, which consisted of 151 regional malls, 58 Premium Outlet centers, 66 community/lifestyle centers, 36 properties in the Mills portfolio, and 15 other shopping centers or outlet centers in 41 states and Puerto Rico. Of the 36 properties in the Mills portfolio, 16 of these properties are The Mills, 16 are regional malls, and four are community centers. Internationally, as of December 31, 2011, we had an ownership interest in a joint venture which owned 45 shopping centers in Italy. On January 9, 2012, we sold our entire joint venture interest to our venture partner. Additionally, as of December 31, 2011, we had ownership interests in eight Premium Outlets in Japan, two Premium Outlets in South Korea, one Premium Outlet in Mexico, and one Premium Outlet in Malaysia.

        Our predecessor was organized as a Massachusetts business trust in 1971 and reorganized as a Delaware corporation on March 10, 1998. Our principal executive offices are located at 225 West Washington Street, Indianapolis, Indiana 46204. Our telephone number is (317) 636-1600. Our Internet website address is www.simon.com. The information in our website is not incorporated by reference into this prospectus supplement or the accompanying prospectus.

        If you want to find more information about us, please see the sections entitled "Where You Can Find More Information" and "Incorporation of Information We File with the SEC" in the accompanying prospectus.

        In this prospectus supplement, unless the context otherwise requires, "we," "us" and "our" refer to Simon Property Group, Inc. and its subsidiaries. "Simon Property" refers specifically to Simon Property Group, Inc. only and the "Operating Partnership" refers specifically to our majority-owned subsidiary, Simon Property Group, L.P.

RECENT DEVELOPMENTS

Announced Acquisitions

        On March 8, 2012, we announced that we had signed a definitive agreement to acquire a 28.7% equity stake in Klépierre, a publicly-traded French REIT (Euronext Paris:LI), from BNP Paribas, for €28.00 per share, or a total transaction value of approximately $2.0 billion (€1.5 billion). We will also receive payment of Klépierre's dividend to be declared in April 2012. Klépierre is a Paris-based real estate company that focuses on the ownership, management and development of shopping centers, retail properties and offices across Continental Europe. Klépierre's portfolio includes 271 shopping centers in 13 countries, with 50% of its properties in France and Belgium, 25% in Scandinavia and the balance in Central and Southern Europe. As of December 31, 2011, Klépierre had total assets of €16.2 billion. In connection with the acquisition, David Simon will become the Chairman of Klépierre's nine member Supervisory Board and two other persons designated by us will join the board as well. We expect to complete the purchase on or before March 14, 2012.

        Also on March 8, 2012, we announced that we had signed a definitive agreement with our joint venture partner, Farallon Capital Management, L.L.C., or Farallon, under which we will acquire additional interests in 26 assets of The Mills Limited Partnership, or TMLP, in a transaction valued at $1.5 billion, which includes repayment of TMLP's senior loan facility, a $651.0 million mezzanine loan we made to the joint venture and outstanding trust preferred securities issued by TMLP. We and Farallon acquired TMLP in 2007. We expect to complete the purchase in March 2012.

Concurrent Offering

        In a separate offering, the Operating Partnership is offering three new series of its senior unsecured notes maturing in 2017, 2022 and 2042 having an aggregate principal amount of $1.75 billion. The closing of the Operating Partnership's offering will be subject to customary closing conditions. The completion of this offering is not conditioned on the success of the concurrent offering.

RISK FACTORS

        Your investment in our common stock involves certain risks. In consultation with your own financial and legal advisors, you should carefully consider, among other matters, the factors set forth below as well as the risk factors discussed in our Annual Report on Form 10-K for the year ended December 31, 2011 (which is incorporated by reference into this prospectus supplement) before deciding whether an investment in the common stock is suitable for you.

The market price of our common stock may fluctuate significantly.

        The market price of our common stock may fluctuate significantly in response to many factors, including:

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  actual or anticipated variations in our operating results, funds from operations, cash flows, liquidity or distributions;

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  changes in our earnings estimates or those of analysts;

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  publication of research reports about us, the real estate industry generally or the sub-industry in which we operate;

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  increases in market interest rates that lead purchasers of our common stock to demand a higher dividend yield;

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  changes in market valuations of similar companies;

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  adverse market reaction to any securities we may issue or additional debt we incur in the future;

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  additions or departures of key management personnel;

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  actions by institutional stockholders;

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  speculation in the press or investment community;

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  continuing high levels of volatility in the capital and credit markets;

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  the realization of any of the other risk factors included in, or incorporated by reference to, this prospectus supplement and the accompanying prospectus; and

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  general market and economic conditions.

        Many of the factors listed above are beyond our control. These factors may cause the market price of our common stock to decline, regardless of our financial performance and condition and prospects. It is impossible to provide any assurance that the market price of our common stock will not fall in the future, and it may be difficult for holders to resell shares of our common stock at prices they find attractive, or at all.

This offering is expected to be dilutive, and there may be future dilution of our common shares.

        Giving effect to the issuance of common stock in this offering, the receipt of the expected net proceeds and the use of those proceeds, we expect that this offering will have a dilutive effect on our expected earnings per share and funds from operations per share for the year ending December 31, 2012. Additional sales (whether directly by us or in the secondary market) or issuances of our common stock or the perception that such additional sales or issuances could occur could, in turn, adversely affect the market price of our common stock and our ability to raise capital through future offerings of equity or equity-related securities.

Provisions in our charter and by-laws could prevent a change of control.

        Our charter contains a general restriction on the accumulation of shares in excess of 8% of the capital stock. The charter permits the members of the Simon family and related persons to own up to 18%. Ownership is determined by the lower of the number of outstanding shares, voting power or value controlled. Our board of directors may, by majority vote, permit exceptions to those levels in circumstances where the board determines our ability to qualify as a REIT will not be jeopardized. These restrictions on ownership may have the effect of delaying, deferring or preventing a transaction or a change in control that might otherwise be in the best interest of our stockholders. Other provisions of our charter and by-laws could have the effect of delaying or preventing a change of control even if some stockholders deem such a change to be in their best interests. These include provisions preventing holders of our common stock from acting by written consent and requiring that up to four directors in the aggregate may be elected by holders of Class B common stock.

USE OF PROCEEDS

        We expect to receive net proceeds from the sale of our common stock, after deducting the underwriting discount and expenses payable by us, of approximately $1,129,265,000 (approximately $1,298,699,750 if the underwriters' option to purchase additional shares is exercised in full). We intend to contribute the net proceeds from the sale of our common stock in exchange for an equal number of units issued by the Operating Partnership, increasing our ownership of the Operating Partnership.

        The Operating Partnership will use the net proceeds to fund a portion of the purchase of the interests in TMLP and Klépierre, as described above under "Recent Developments" (or to repay borrowings under our senior unsecured credit facility utilized for that purpose prior to the closing of this offering) and for general corporate purposes. The credit facility has a base interest rate of LIBOR plus 100 basis points and matures on October 30, 2015 (which may be extended for one year at our option subject to our continued compliance with covenants thereunder). On February 29, 2012, the annualized rate of interest on the U.S. dollar tranche of the credit facility was 1.244% based on the applicable LIBOR period. Affiliates of certain of the underwriters are lenders under the credit facility and/or under indebtedness being repaid in connection with our purchase of the interests in TMLP (the "TMLP Debt") and, therefore, upon any application of the net proceeds from this offering to repay borrowings under the credit facility or the TMLP Debt, such affiliates would receive their proportionate share of the amount being repaid. See "Underwriting—Other Relationships."

CAPITALIZATION

        The table below sets forth our capitalization as of December 31, 2011, on an actual basis and on an as adjusted basis to give effect to (1) the issuance of 8,500,000 shares of common stock in this offering at the public offering price of $137.00 per share, less estimated costs of issuance, and the related impacts on noncontrolling interests; (2) additional borrowings totaling $2.5 billion of senior unsecured debt, which, together with proceeds from the issuance of the common stock, will be used to purchase certain assets of TMLP and the equity stake in Klépierre as described above in "Recent Developments;" and (3) the consolidation of mortgages and other indebtedness relating to TMLP assets which we will consolidate at their aggregate face value of approximately $2.6 billion.

        You should read this table in conjunction with the section entitled "Management's Discussion and Analysis of Financial Condition and Result of Operations" included in our Annual Report on Form 10-K for the year ended December 31, 2011, and our consolidated audited financial statements, related notes and other financial information that we have incorporated by reference into this prospectus supplement and the accompanying prospectus.

	As of December 31, 2011
	Actual	As Adjusted(1)
	(In thousands)
Debt:
Mortgages and other indebtedness(2)	$6,798,751	$9,372,247
Senior unsecured debt(3)	11,622,617	14,122,617
Total debt	18,446,440	23,519,936
Limited partners' preferred interest in the Operating Partnership and noncontrolling redeemable interests in properties	267,945	267,945
Stockholders' equity
Capital stock (850,000,000 total shares authorized, $0.0001 par value, 238,000,000 shares of excess common stock, 100,000,000 authorized shares of preferred stock):
Series J 8 3/8% cumulative redeemable preferred stock, 1,000,000 shares authorized, 796,948 issued and outstanding with a liquidation value of $39,847	45,047	45,047
Common stock, $0.0001 par value, 511,990,000 shares authorized, 297,725,698 issued and outstanding, as adjusted 306,225,698	30	31
Class B common stock, $0.0001 par value, 10,000 shares authorized, 8,000 issued and outstanding	—	—
Capital in excess of par value(4)	8,103,133	9,061,385
Accumulated deficit	(3,251,740)	(3,251,740)
Accumulated other comprehensive loss	(94,263)	(94,263)
Common stock held in treasury at cost, 3,877,448	(152,541)	(152,541)

Total stockholders' equity	4,649,666	5,607,919
Noncontrolling interests(5)	894,622	1,065,934

Total equity	5,544,288	6,673,853

Total capitalization	$24,258,673	$30,461,734

(1)
We will account for the TMLP assets that we will control as a business combination and apply the equity method to the remaining TMLP assets and the equity stake in Klépierre.

(2)
Includes December 31, 2011 balances of mortgages and other indebtedness on TMLP properties that we will control, excluding amounts for applicable premiums and discounts on the acquired debt. Also excludes premiums and discounts on existing indebtedness.

(3)
Includes anticipated borrowings to fund a portion of the acquisitions of the additional interests in TMLP assets and the equity stake in Klépierre. Excludes premiums and discounts on existing indebtedness.

(4)
Reflects the proceeds from this offering, after giving effect to the portion applicable to the Limited Partners' interests in the Operating Partnership, 17.2% as of December 31, 2011, 16.8% as adjusted.

(5)
Reflects the adjustment required to the Limited Partners' interest in the Operating Partnership and the corresponding interest in the proceeds derived from this offering.

PRICE RANGE OF COMMON STOCK

        Our common stock trades on the NYSE under the symbol "SPG." The table below sets forth for the periods indicated the high and low sales prices for our common stock as reported on the NYSE Composite Tape for such periods and the dividends paid per share with respect to each period:

	Price Range
	High	Low	Dividends
2012
First Quarter (through March 8, 2012)	$139.63	$125.53	$0.95
2011
First Quarter	$110.49	$95.29	$0.80
Second Quarter	118.10	104.42	0.80
Third Quarter	123.48	99.60	0.80
Fourth Quarter	131.92	103.32	1.10
2010
First Quarter	$86.63	$68.76	$0.60
Second Quarter	93.59	78.63	0.60
Third Quarter	98.39	76.47	0.60
Fourth Quarter	106.54	92.13	0.80

DIVIDEND POLICY

        To maintain our qualification as a REIT, we are required each year to distribute to stockholders at least 90% of our net taxable income after certain adjustments. Our dividends typically exceed our net income generated in any given year primarily because of depreciation, which is a "non-cash" expense. Our future dividends will be determined by the Board of Directors based on actual results of operations and cash available for dividends and limited partner distributions.

        Common stock dividends during 2011 aggregated $3.50 per share, including a special common stock dividend of $0.20 per share paid in December. Common stock dividends during 2010 aggregated $2.60 per share. All 2011 and 2010 dividends were paid entirely in cash. On February 3, 2012, our Board of Directors approved a cash dividend of $0.95 per share of common stock for the first quarter of 2012 payable on February 29, 2012 to stockholders of record on February 15, 2012.

DESCRIPTION OF COMMON STOCK

        A summary of the terms and provisions of our common stock is contained in "Description of Securities Being Offered" in the accompanying prospectus.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

        For a discussion of material federal income tax consequences applicable to distributions to stockholders and our election to be taxed as a REIT, see "Federal Income Tax Considerations" in the accompanying prospectus.

 UNDERWRITING

        J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., Citigroup Global Markets Inc., Deutsche Bank Securities Inc. and Morgan Stanley & Co. LLC are acting as joint book-running managers of this offering and J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co. are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter's name.

Underwriter	Number of Shares
J.P. Morgan Securities LLC	2,082,500
Merrill Lynch, Pierce, Fenner & Smith Incorporated	1,253,750
Goldman, Sachs & Co.	1,253,750
Citigroup Global Markets Inc.	1,020,000
Deutsche Bank Securities Inc.	1,020,000
Morgan Stanley & Co. LLC	1,020,000
Credit Suisse Securities (USA) LLC	85,000
Evercore Group LLC	85,000
Jefferies & Company, Inc.	85,000
Piper Jaffray & Co.	85,000
PNC Capital Markets LLC	85,000
RBC Capital Markets, LLC	85,000
Sandler O'Neill & Partners, L.P.	85,000
SMBC Nikko Capital Markets Limited	85,000
SunTrust Robinson Humphrey, Inc.	85,000
UBS Securities LLC	85,000

Total	8,500,000

        The underwriters have agreed to purchase all of the shares sold under the underwriting agreement (other than those covered by the option to purchase additional shares described below) if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

        The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers' certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

        The representatives have advised us that the underwriters propose initially to offer the shares to the public at the initial public offering price on the cover page of this prospectus supplement and to dealers at that price less a concession not in excess of $2.2605 per share. After the initial public offering, the public offering price, concession and discount may be changed.

        The following table shows the public offering price, underwriting discount and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$137.00	$1,164,500,000	$1,339,175,000
Underwriting discount	$4.11	$34,935,000	$40,175,250
Proceeds, before expenses, to us	$132.89	$1,129,565,000	$1,298,999,750

        The expenses of the offering, not including the underwriting discount, are estimated at approximately $300,000 and are payable by us.

Option to Purchase Additional Shares

        We have granted an option to the underwriters to purchase up to 1,275,000 additional shares at the initial public offering price on the cover page of this prospectus supplement less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus supplement. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

No Sales of Similar Securities

        Each of our executive officers and directors has agreed not to issue, offer, sell, contract to sell, hypothecate, pledge, sell or grant any option, right or warrant to purchase, or otherwise dispose of, or contract to dispose of, any shares of common stock, any securities of ours or the Operating Partnership substantially similar to the common stock or any securities of ours or the Operating Partnership that are convertible into or exchangeable or exercisable for shares of common stock or such similar securities, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of the ownership of common stock for a period of 60 days after the date of this prospectus supplement without the prior written consent of the representatives of the underwriters. This consent may be given at any time without public notice. The foregoing is subject to certain exceptions, including certain transactions between Simon family members and sales by executive officers and directors not to exceed 500,000 shares of our common stock in the aggregate during such 60-day period. We have entered into a similar agreement with the underwriters, except that without the consent of the representatives of the underwriters, we may issue, sell, contract to sell or otherwise dispose of, or grant options for, shares of any class of our common stock or securities convertible into, or exercisable or exchangeable for, shares of any class of our common stock (i) in connection with the exercise of the underwriters' option to purchase additional shares described above, (ii) pursuant to any benefit plan, dividend reinvestment plan or 10b5-1 plan we have in effect as of the date of this prospectus supplement, and (iii) pursuant to any warrants, stock options or other convertible or exchangeable securities or units outstanding as of the date of this prospectus supplement.

New York Stock Exchange Listing

        The shares are listed on the New York Stock Exchange under the symbol "SPG."

Price Stabilization and Short Positions

        In connection with this offering, the representatives, on behalf of the underwriters, may purchase and sell shares in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of shares in excess of the number of shares to be purchased by the underwriters in this offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of shares in the open market after the distribution of the shares has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of shares made for the purpose of preventing or retarding a decline in the market price of such shares while the offering of such shares is in progress.

        The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the representatives, in covering syndicate short positions or making stabilizing purchases, repurchase shares originally sold by that syndicate member.

        Any of these activities may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of such shares to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Other Relationships

        The underwriters and their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters have performed, and expect in the future to perform, investment banking and advisory services for which they have received, and may continue to receive, customary fees and expenses, and affiliates of the underwriters have performed, and expect in the future to perform, commercial lending services, for us and our affiliates from time to time.

        J.P. Morgan Securities LLC and Goldman, Sachs & Co. are serving as advisors to us in connection with our purchase of the interests in Klépierre, as described under "Recent Developments," above. Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. are serving as advisors to us in connection with our purchase of the interests in TMLP, as described under "Recent Developments," above. In addition, affiliates of certain of the underwriters are lenders under various financial arrangements extended to us or our affiliates, including our senior unsecured credit facility (which has a borrowing capacity of $4.0 billion and contains an accordion feature allowing the maximum borrowing capacity to increase to $5.0 billion and matures on October 30, 2015, which may be extended for one year at our option subject to our continued compliance with covenants thereunder), our $900.0 million term loan (which we may increase to $1.0 billion at our option) maturing on July 30, 2013 and/or under the TMLP Debt. Upon any application of the net proceeds from this offering to repay borrowings under the credit facility or the TMLP Debt, such affiliates would receive their proportionate share of the amount being repaid. See "Use of Proceeds."

        In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. If any of the underwriters or their affiliates has a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, these underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the shares offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the shares offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the European Economic Area

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, as defined below (each, a "Relevant Member State"), an offer of shares to the public may not be made in that Relevant Member State, except that, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, an offer of shares to the public may only be made in that Relevant Member State:

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  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

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  to fewer than 100 or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior written consent of the representatives for any such offer; or

  •
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospective Directive.

        For the purposes of this provision, the expression "an offer of shares to the public" in relation to the shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State; the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in that Relevant Member State), and includes any relevant implementing measure in each Relevant Member State; and the expression "2010 PD Amending Directive" means Directive 2010/73/EU.

        Each purchaser of the shares described in this prospectus supplement located within a Relevant Member State will be deemed to have represented, acknowledged and agreed to and with us and each underwriter that it is a "qualified investor" within the meaning of Article 2(1)(e) of the Prospectus Directive.

        We have not authorized and do not authorize the making of any offer of shares through any financial intermediary on our behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus supplement. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of us or the underwriters.

Notice to Prospective Investors in the United Kingdom

        The applicable provisions of the United Kingdom's Financial Services and Markets Act 2000 (the "FSMA") must be complied with in respect of anything done in relation to the shares in, from or otherwise involving the United Kingdom.

        Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA), in connection with the issue or sale of the shares, has only been and will only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to us.

        Without limitation to the other restrictions referred to herein, this prospectus supplement and any documents and/or materials relating to the shares are directed only at and distributed only to persons located or resident outside the United Kingdom or, if located or resident in the United Kingdom, to (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order"), (ii) high net worth companies, unincorporated associations and other persons falling within Article 49(2)(a) to (d) of the Order or (iii) any other persons to whom this prospectus supplement and such other documents or materials may otherwise lawfully be communicated in accordance with the Order. Without limitation to the other restrictions referred to herein, any investment or investment activity to which this prospectus supplement relates is available only to, and will be engaged in only with, such persons, and persons within the United Kingdom who receive this communication (other than persons who fall within (i) to (iii) above) should not rely or act upon this communication.

Notice to Prospective Investors in Hong Kong

        The shares may not be offered or sold to persons in Hong Kong by means of any document other than (i) to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or (ii) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (iii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iv) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

        The shares offered in this prospectus supplement have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the "Financial Instruments and Exchange Law"). The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account or benefit of any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity incorporated or organized under the laws of Japan), or to, or for the account or benefit of, others for re-offering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) otherwise in compliance with the Financial Instruments and Exchange Law and any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

        Neither this prospectus supplement nor the accompanying prospectus has been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement, the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

        Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  •
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  •
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

  •
  to an institutional investor under Section 274 of the SFA or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer under Section 275(1A) of the SFA (an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets), and in accordance with the conditions specified in Section 275 of the SFA;

  •
  where no consideration is or will be given for the transfer; or

  •
  where the transfer is by operation of law.

Notice to Prospective Investors in The Netherlands

        The offer in The Netherlands of the shares included in this offering is exclusively limited to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises).

Notice to Prospective Investors in Switzerland

        We have not and will not register with the Swiss Financial Market Supervisory Authority ("FINMA") as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended ("CISA"), and accordingly the shares being offered pursuant to this prospectus supplement have not and will not be approved, and may not be licenseable, with FINMA. Therefore, the shares have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the shares offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The shares may solely be offered to "qualified investors," as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended ("CISO"), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus supplement, the accompanying prospectus and any other materials relating to the shares are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus supplement and the accompanying prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described herein and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the shares on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

Notice to Prospective Investors in the Dubai International Financial Centre

        This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority ("DFSA"). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

LEGAL MATTERS

        The validity of the shares of common stock being offered and the U.S. Federal income tax consequences of an investment in the shares have been passed upon for us by Faegre Baker Daniels LLP, Indianapolis, Indiana. Sidley Austin LLP, New York, New York, will pass upon certain legal matters for the underwriters with respect to this offering.

PROSPECTUS

SIMON PROPERTY GROUP, INC.

Common Stock
Preferred Stock
Warrants
Depositary Shares

        This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission under a "shelf" registration or continuous offering process. We may sell any combination of the securities described in this prospectus in one or more offerings. We may offer the securities separately or together, in separate series or classes and in amounts, at prices and on terms described in one or more supplements to this prospectus and other offering material.

        This prospectus may also be used to offer shares of common stock to be issued to limited partners of Simon Property Group, L.P. in exchange for units of partnership interests or to cover the resale of securities by one or more selling security holders.

        We or any selling security holder may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis.

        This prospectus describes some of the general terms that may apply to these securities. The specific terms of any securities to be offered, and any other information relating to a specific offering, will be set forth in a post-effective amendment to the registration statement of which this prospectus is a part, in a supplement to this prospectus, in other offering material related to the securities or may be set forth in one or more documents incorporated by reference in this prospectus.

        Our common stock is traded on the New York Stock Exchange under the symbol "SPG."

        You should read carefully both this prospectus and any prospectus supplement or other offering material before you invest. This prospectus may be used to offer and sell securities only if accompanied by a prospectus supplement.

        THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is March 2, 2012

 ABOUT THIS PROSPECTUS

        This prospectus provides you with a general description of the securities offered by us. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement and any other offering material may also add to, update or change information contained in the prospectus or in documents we have incorporated by reference into this prospectus and, accordingly, to the extent inconsistent, information in or incorporated by reference in this prospectus is superseded by the information in the prospectus supplement and any other offering material related to such securities.

        We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. We are offering to sell, and seeking offers to buy, our securities only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of securities.

WHERE YOU CAN FIND MORE INFORMATION

        We file reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). Our SEC filings are also available over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file by visiting the SEC's public reference room in Washington, D.C. The SEC's address in Washington, D.C. is 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

        We have filed a registration statement on Form S-3 with the SEC covering the securities that may be sold under this prospectus. For further information on us and the securities being offered, you should refer to our registration statement and its exhibits. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Because the prospectus may not contain all the information that you may find important, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statement of which this prospectus is a part.

WHO WE ARE

        Simon Property Group, Inc. owns, develops and manages retail real estate properties, which consist primarily of regional malls, Premium Outlets®, The Mills® and community/lifestyle centers. We have elected to be treated as a real estate investment trust, or REIT, for United States federal income tax purposes. We own our properties and conduct our business activities through our majority-owned operating partnership subsidiary, Simon Property Group, L.P., or the Operating Partnership.

        As of December 31, 2011, we owned or held an interest in 326 income-producing properties in the United States, which consisted of 151 regional malls, 58 Premium Outlets, 66 community/lifestyle centers, 36 properties in the Mills portfolio, and 15 other shopping centers or outlet centers in 41 states and Puerto Rico. Of the 36 properties in the Mills portfolio, 16 of these properties are The Mills, 16 are regional malls, and four are community centers. Internationally, as of December 31, 2011, we had an ownership interest in a joint venture which owned 45 shopping centers in Italy. On January 9, 2012, we sold our entire joint venture interest to our venture partner. Additionally, as of December 31, 2011, we had ownership interests in eight Premium Outlets in Japan, two Premium Outlets in South Korea, one Premium Outlet in Mexico, and one Premium Outlet in Malaysia.

        Our predecessor was organized as a Massachusetts business trust in 1971 and reorganized as a Delaware corporation on March 10, 1998. Our principal executive offices are located at 225 West Washington Street, Indianapolis, Indiana 46204. Our telephone number is (317) 636-1600. Our Internet website address is www.simon.com. The information in our website is not incorporated by reference into this prospectus.

        If you want to find more information about us, please see the sections entitled "Where You Can Find More Information" and "Incorporation of Information We File with the SEC" in this prospectus.

        In this prospectus, unless the context otherwise requires, "we," "us" and "our" refer to Simon Property Group, Inc. and its subsidiaries. "Simon Property" refers specifically to Simon Property Group, Inc. only and the "Operating Partnership" refers specifically to our majority-owned subsidiary, Simon Property Group, L.P.

USE OF PROCEEDS

        We expect to use the net proceeds from the sale of the securities for general corporate purposes, unless otherwise specified in the prospectus supplement relating to a specific offering. Our general corporate purposes may include repaying debt, financing capital commitments and financing future acquisitions. If we decide to use the net proceeds from an offering in some other way, we will describe the use of the net proceeds in the prospectus supplement for that offering.

        If a prospectus supplement includes an offering of securities by selling security holders, we will not receive any proceeds from such sales.

 DESCRIPTION OF SECURITIES BEING OFFERED

Authorized Stock

        We have the authority to issue 850,000,000 shares of capital stock, par value $0.0001 per share, consisting of the following:

  •
  511,990,000 shares of common stock,

  •
  10,000 shares of Class B common stock,

  •
  100,000,000 shares of preferred stock, and

  •
  238,000,000 shares of excess common stock ("Excess Stock").

Description of Common Stock and Class B Common Stock

        Terms of Common Stock.    As of December 31, 2011, there were 293,856,250 shares of common stock outstanding, which excludes the outstanding shares of Class B common stock described below and the shares of common stock held in treasury. The holders of shares of common stock:

  •
  are entitled to one vote per share on all matters to be voted on by stockholders, other than the election of four directors who are elected exclusively by holders of Class B common stock;

  •
  are not entitled to cumulate their votes in the election of directors;

  •
  are entitled to receive dividends as may be declared from time to time by the board of directors, in its discretion, from legally available assets, subject to preferential rights of holders of preferred stock;

  •
  are not entitled to preemptive, subscription or conversion rights; and

  •
  are not subject to further calls or assessments.

        The shares of common stock currently outstanding are, and the shares to be sold from time to time in one offering or a series of offerings pursuant to this prospectus will be, validly issued, fully paid and non-assessable. There are no redemption or sinking fund provisions applicable to the common stock.

        Terms of Class B Common Stock.    As of December 31, 2011, we had 8,000 shares of Class B common stock outstanding. Holders of Class B common stock:

  •
  are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, other than the election of four directors who are elected exclusively by the holders of Class B common stock;

  •
  are not entitled to cumulative voting for the election of directors; and

  •
  are entitled to receive ratably such dividends as may be declared by the board of directors out of legally available funds, subject to preferential rights of holders of preferred stock.

        If we are liquidated, each outstanding share of common stock and Class B common stock, including shares of Excess Stock, if any, will be entitled to participate pro rata in the assets remaining after payment of, or adequate provision for, all of our known debts and liabilities, subject to the right of the holders of preferred stock, including any excess preferred stock into which shares of such series has been converted, to receive preferential distributions.

        All outstanding shares of Class B common stock are subject to a voting trust of which Herbert and David Simon are the voting trustees. The holders of Class B common stock are entitled to elect four of our directors. However, the number of Class B directors would decrease if the Simon family's aggregate ownership interest in us, including common stock, Class B common stock and units of limited partnership interest of the Operating Partnership considered on an as-converted basis, decreases to less than 50% of their aggregate ownership interest as of August 9, 1996.

        Shares of Class B common stock may be converted at the holder's option into an equal number of shares of common stock. Shares of Class B common stock also convert automatically into an equal number of shares of common stock upon the sale or transfer thereof to a person not affiliated with the Simon family or if the Simon family's aggregate ownership interest declines to specified levels.

        Holders of shares of common stock and Class B common stock have no sinking fund rights, redemption rights or preemptive rights to subscribe for any of our securities.

        Subject to any separate rights of holders of Preferred Stock or as described below, any vacancies on the board of directors resulting from death, disability, resignation, retirement, disqualification, removal from office, or other cause of a director shall be filled by a vote of the stockholders or a majority of the directors then in office provided, however, that any vacancy relating to a director elected by the Class B common stock is to be filled by the holders of the Class B common stock.

        The charter provides that, subject to the right of holders of any class or series separately entitled to elect one or more directors, if any such right has been granted, directors may be removed with or without cause upon the affirmative vote of holders of at least a majority of the voting power of all the then outstanding shares entitled to vote generally in the election of directors, voting together as a single class.

        Transfer Agent.    BNY Mellon Shareowner Services is the transfer agent for our common stock.

Preferred Stock

        Designated Series.    As of December 31, 2011, of the 100,000,000 authorized shares of preferred stock, the only outstanding shares are the 796,948 shares of Series J 8.375% Cumulative Redeemable Preferred Stock.

        Future Series.    This section is only a summary of the preferred stock that we may offer. We urge you to read carefully our charter and the designation we will file in relation to an issue of any particular series of preferred stock before you buy any preferred stock. This section describes the general terms and provisions of the preferred stock we may offer by this prospectus. The applicable prospectus supplement will describe the specific terms of the series of the preferred stock then offered, and the terms and provisions described in this section will apply only to the extent not superseded by the terms of the applicable prospectus supplement.

        We are authorized to issue up to 100,000,000 shares of preferred stock, par value $0.0001 per share. Our board of directors may issue from time to time shares of preferred stock in one or more series and with the relative powers, rights and preferences and for the consideration our board of directors may determine.

        Our board of directors may, without further action of the stockholders, determine and set forth in a designation to the following for each series of preferred stock:

  •
  the serial designation and the number of shares in that series;

  •
  the dividend rate or rates, whether dividends shall be cumulative and, if so, from what date, the payment date or dates for dividends, and any participating or other special rights with respect to dividends;

  •
  any voting powers of the shares;

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  whether the shares will be redeemable and, if so, the price or prices at which, and the terms and conditions on which the shares may be redeemed;

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  the amount or amounts payable upon the shares in the event of voluntary or involuntary liquidation, dissolution or winding up of us prior to any payment or distribution of our assets to any class or classes of our stock ranking junior to the preferred stock;

  •
  whether the shares will be entitled to the benefit of a sinking or retirement fund and, if so entitled, the amount of the fund and the manner of its application, including the price or prices at which the shares may be redeemed or purchased through the application of the fund;

  •
  whether the shares will be convertible into, or exchangeable for, shares of any other class or of any other series of the same or any other class of our stock or the stock of another issuer, and if so convertible or exchangeable, the conversion price or prices, or the rates of exchange, and any adjustments to the conversion price or rates of exchange at which the conversion or exchange may be made, and any other terms and conditions of the conversion or exchange; and

  •
  any other preferences, privileges and powers, and relative, participating, optional, or other special rights, and qualifications, limitations or restrictions, as our board of directors may deem advisable and as shall not be inconsistent with the provisions of our charter.

        Depending on the rights prescribed for a series of preferred stock, the issuance of preferred stock could have an adverse effect on the voting power of the holders of common stock and could adversely affect holders of common stock by delaying or preventing a change in control of us, making removal of our present management more difficult or imposing restrictions upon the payment of dividends and other distributions to the holders of common stock.

        The preferred stock, when issued, will be fully paid and non-assessable. Unless the applicable prospectus supplement provides otherwise, the preferred stock will have no preemptive rights to subscribe for any additional securities which may be issued by us in the future. The transfer agent and registrar for the preferred stock will be specified in the applicable prospectus supplement.

Warrants

        General.    This section describes the general terms and provisions of the warrants that we may offer pursuant to this prospectus. The applicable prospectus supplement will describe the specific terms of the warrants then offered, and the terms and provisions described in this section will apply only to the extent not superseded by the terms of the applicable prospectus supplement.

        We may issue warrants for the purchase of common stock or preferred stock. Warrants may be issued alone or together with common stock or preferred stock offered by any prospectus supplement and may be attached to or separate from those securities. Each series of warrants will be issued under warrant agreements between us and a bank or trust company, as warrant agent, which will be described in the applicable prospectus supplement. The warrant agent will act solely as our agent in connection with the warrants and will not act as an agent or trustee for any holders or beneficial holders of warrants.

        This section summarizes the general terms and provisions of the forms of warrant agreements and warrant certificates. Because this is only a summary, it does not contain all of the details found in the full text of the warrant agreements and the warrant certificates. We urge you to read the applicable form of warrant agreement and the form of warrant certificate that we will file in relation to an issue of any warrants.

        If warrants for the purchase of common stock or preferred stock are offered, the applicable prospectus supplement will describe the terms of those warrants, including the following if applicable:

  •
  the offering price;

  •
  the total number of shares that can be purchased upon exercise and, in the case of warrants for preferred stock, the designation, total number and terms of the series of preferred stock that can be purchased upon exercise;

  •
  the designation and terms of the series of preferred stock with which the warrants are being offered and the number of warrants being offered with each share of common stock or preferred stock;

  •
  the date on and after which the holder of the warrants can transfer them separately from the related common stock or series of preferred stock;

  •
  the number of shares of common stock or preferred stock that can be purchased upon exercise and the price at which the common stock or preferred stock may be purchased upon exercise;

  •
  the date on which the right to exercise the warrants begins and the date on which that right expires;

  •
  United States federal income tax consequences; and

  •
  any other terms of the warrants.

        Unless the applicable prospectus supplement provides otherwise, warrants will be in registered form only. Until any warrants to purchase preferred stock or common stock are exercised, holders of the warrants will not have any rights of holders of the underlying preferred stock or common stock, including any right to receive dividends or to exercise any voting rights.

        A holder of warrant certificates may:

  •
  exchange them for new certificates of different denominations;

  •
  present them for registration of transfer; and

  •
  exercise them at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement.

        Exercise of Warrants.    Each holder of a warrant is entitled to purchase the number of shares of common stock or preferred stock at the exercise price described in the applicable prospectus supplement. After the close of business on the day when the right to exercise terminates, or a later date if we extend the time for exercise, unexercised warrants will become void.

        Unless the applicable prospectus supplement provides otherwise, a holder of warrants may exercise them by following the general procedure outlined below:

  •
  delivering to the warrant agent the payment required by the applicable prospectus supplement to purchase the underlying security;

  •
  properly completing and signing the reverse side of the warrant certificate representing the warrants; and

  •
  delivering the warrant certificate representing the warrants to the warrant agent within five business days of the warrant agent receiving payment of the exercise price.

        If you comply with the procedures described above, your warrants will be considered to have been exercised when the warrant agent receives payment of the exercise price. After you have completed those procedures, we will, as soon as practicable, issue and deliver to you preferred stock or common stock that you purchased upon exercise. If you exercise fewer than all of the warrants represented by a warrant certificate, a new warrant certificate will be issued to you for the unexercised amount of warrants. Holders of warrants will be required to pay any tax or governmental charge that may be imposed in connection with transferring the underlying securities in connection with the exercise of the warrants.

        Amendments and Supplements to Warrant Agreements.    Unless the applicable prospectus supplement provides otherwise, the following describes generally the provisions relating to amending and supplementing the warrant agreements.

        We may amend or supplement a warrant agreement without the consent of the holders of the applicable warrants if the changes are not inconsistent with the provisions of the warrants and do not materially adversely affect the interests of the holders of the warrants. We and the warrant agent may also modify or amend a warrant agreement and the terms of the warrants if a majority of the then outstanding unexercised warrants affected by the modification or amendment consent. However, no modification or amendment that accelerates the expiration date, increases the exercise price, reduces the majority consent requirement for any modification or amendment or otherwise materially adversely affects the rights of the holders of the warrants may be made without the consent of each holder affected by the modification or amendment.

        Warrant Adjustments.    The warrant certificate and the applicable prospectus supplement will describe the events requiring adjustment to the warrant exercise price or the number or principal amount of securities issuable upon exercise of the warrant.

Depositary Shares

        General.    We may issue receipts for depositary shares, each of which will represent a fractional interest of a share of a particular series of preferred stock, as specified in the applicable prospectus supplement. Shares of preferred stock of each series represented by the depositary shares will be deposited under a separate deposit agreement between us, the depositary named therein and the holders of the depositary receipts. Subject to the terms of the deposit agreement, each depositary receipt owner will be entitled, in proportion to the fractional interest of a share of a particular series of preferred stock represented by the depositary shares evidenced by such depositary receipt, to all the rights and preferences of the preferred stock represented thereby.

        Depositary receipts issued pursuant to the applicable deposit agreement will evidence the depositary shares. Immediately following our issuance and delivery of the preferred stock to the depositary, we will cause the depositary to issue, on our behalf, the depositary receipts. Upon request, we will provide you with copies of the applicable form of deposit agreement and depositary receipt.

        Dividends and Other Distributions.    The depositary will distribute all cash dividends or other cash distributions received in respect of the preferred stock to the record holders of depositary receipts evidencing the related depositary shares in proportion to the number of depositary receipts owned by the holders.

        If there is a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary receipts entitled thereto. If the depositary determines that it is not feasible to make such distribution, the depositary may, with our approval, sell the property and distribute the net proceeds from such sale to the holders.

        Withdrawal of Stock.    Upon surrender of the depositary receipts at the corporate trust office of the depositary, unless the related depositary shares have previously been called for redemption, the holders thereof will be entitled to delivery, to or upon such holders' order, of the number of whole or fractional shares of the preferred stock and any money or other property represented by the depositary shares evidenced by the depositary receipts. Holders of depositary receipts will be entitled to receive whole or fractional shares of the related preferred stock on the basis of the proportion of preferred stock represented by each depositary share as specified in the applicable prospectus supplement. Thereafter, holders of such shares of preferred stock will not be entitled to receive depositary shares for the preferred stock. If the depositary receipts delivered by the holder evidence a number of depositary shares in excess of the number of depositary shares representing the number of shares of preferred stock to be withdrawn, the depositary will deliver to the holder a new depositary receipt evidencing the excess number of depositary shares.

        Redemption of Depositary Shares.    Provided we shall have paid in full to the depositary the redemption price of the preferred stock to be redeemed plus an amount equal to any accrued and unpaid dividends thereon to the redemption date, whenever we redeem shares of preferred stock held by the depositary, the depositary will redeem as of the same redemption date the number of depositary shares representing shares of the preferred stock so redeemed. The redemption price per depositary share will be equal to the redemption price and any other amounts per share payable with respect to the preferred stock. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected as nearly as may be practicable without creating fractional depositary shares, pro rata, or by any other equitable method we determine.

        From and after the date fixed for redemption, all dividends in respect of the shares of preferred stock so called for redemption will cease to accrue, the depositary shares called for redemption will no longer be deemed to be outstanding and all rights of the holders of the depositary receipts evidencing the depositary shares so called for redemption will cease, except the right to receive any moneys payable upon such redemption and any money or other property to which the holders of such depositary receipts were entitled to receive upon such redemption upon surrender to the depositary of the depositary receipts representing the depositary shares.

        Voting of the Preferred Stock.    Upon receipt of notice of any meeting at which the holders of the preferred stock are entitled to vote, the depositary will mail the information contained in such notice of meeting to the record holders of the depositary receipts evidencing the depositary shares that represent such preferred stock. Each record holder of depositary receipts evidencing depositary shares on the record date, which will be the same date as the record date for the preferred stock, will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of preferred stock represented by such holder's depositary shares. The depositary will vote the amount of preferred stock represented by such depositary shares in accordance with such instructions, and we will agree to take all reasonable action that may be deemed necessary by the depositary in order to enable the depositary to do so. If the depositary does not receive specific instructions from the holders of depositary receipts evidencing such depositary shares, it will abstain from voting the amount of preferred stock represented by such depositary shares. The depositary shall not be responsible for any failure to carry out any instruction to vote, or for the manner or effect of any such vote made, as long as any such action or non-action is in good faith and does not result from the depositary's negligence or willful misconduct.

        Liquidation Preference.    Upon our liquidation, dissolution or winding up, whether voluntary or involuntary, the holders of each depositary receipt will be entitled to the fraction of the liquidation preference accorded each share of preferred stock represented by the depositary share evidenced by such depositary receipt, as set forth in the applicable prospectus supplement.

        Conversion of Preferred Stock.    Except with respect to certain conversions in connection with the preservation of our REIT status, the depositary shares are not convertible into our common stock or any other of our securities or property. Nevertheless, if the applicable prospectus supplement so specifies, the holders of the depositary receipts may surrender their depositary receipts to the depositary with written instructions to the depositary to instruct us to cause conversion of the preferred stock represented by the depositary shares evidenced by such depositary receipts into whole shares of common stock, other shares of our preferred stock or other shares of our capital stock, and we have agreed that upon receipt of such instructions and any amounts payable in respect thereof, we will cause the conversion of the depositary shares utilizing the same procedures as those provided for delivery of preferred stock to effect such conversion. If the depositary shares evidenced by a depositary receipt are to be converted in part only, the depositary will issue a new depositary receipt for any depositary shares not to be converted. No fractional shares of common stock will be issued upon conversion, and if such conversion will result in a fractional share being issued, we will pay an amount in cash equal to the value of the fractional interest based upon the closing price of the common stock on the last business day prior to the conversion.

        Amendment and Termination of the Deposit Agreement.    By agreement, we and the depositary at any time can amend the form of depositary receipt and any provision of the deposit agreement. However, any amendment that materially and adversely alters the rights of the holders of depositary receipts or that would be materially and adversely inconsistent with the rights granted to holders of the related preferred stock will be effective only if the existing holders of at least two-thirds of the depositary shares have approved the amendment. No amendment shall impair the right, subject to certain exceptions in the deposit agreement, of any holder of depositary receipts to surrender any depositary receipt with instructions to deliver to the holder the related preferred stock and all money and other property, if any, represented thereby, except in order to comply with law. Every holder of an outstanding depositary receipt at the time an amendment becomes effective shall be deemed, by continuing to hold the depositary receipt, to consent and agree to the amendment and to be bound by the deposit agreement as amended thereby.

        Upon 30 days' prior written notice to the depositary, we may terminate the deposit agreement if (a) such termination is necessary to preserve our status as a REIT or (b) a majority of each series of preferred stock affected by such termination consents to such termination. Upon the termination of the deposit agreement, the depositary shall deliver or make available to each holder of depositary receipts, upon surrender of the depositary receipts held by such holder, such number of whole or fractional shares of preferred stock as are represented by the depositary shares evidenced by the depositary receipts together with any other property held by the depositary with respect to the depositary receipt. If the deposit agreement is terminated to preserve our status as a REIT, then we will use our best efforts to list the preferred stock issued upon surrender of the related depositary shares on a national securities exchange.

        The deposit agreement will automatically terminate if (a) all outstanding depositary shares shall have been redeemed, (b) there shall have been a final distribution in respect of the related preferred stock in connection with our liquidation, dissolution or winding up and such distribution shall have been distributed to the holders of depositary receipts evidencing the depositary shares representing such preferred stock or (c) each share of the related preferred stock shall have been converted into our capital stock not so represented by depositary shares.

        Charges of Depositary.    We will pay all transfer and other taxes and governmental charges arising solely from the existence of the deposit agreement. In addition, we will pay the fees and expenses of the depositary in connection with the performance of its duties under the deposit agreement. However, holders of depositary receipts will pay certain other transfer and other taxes and governmental charges. The holders will also pay the fees and expenses of the depositary for any duties, outside of those expressly provided for in the deposit agreement, the holders request to be performed.

        Resignation and Removal of Depositary.    The depositary may resign at any time by delivering to us notice of its election to do so. We may at any time remove the depositary, and any such resignation or removal will take effect upon the appointment of a successor depositary. A successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of $50,000,000 or more.

        Miscellaneous.    The depositary will forward to holders of depositary receipts any reports and communications from us which are received by the depositary with respect to the related preferred stock.

        We and the depositary will not be liable if either of us is prevented from or delayed in, by law or any circumstances beyond its control, performing its obligations under the deposit agreement. Our obligations and the depositary's obligations under the deposit agreement will be limited to performing the duties thereunder in good faith and without negligence or, in the case of any action or inaction in the voting of preferred stock represented by the depositary shares, gross negligence or willful misconduct. If satisfactory indemnity is furnished, we and the depositary will be obligated to prosecute or defend any legal proceeding in respect of any depositary receipts, depositary shares or shares of preferred stock represented thereby. We and the depositary may rely on written advice of counsel or accountants, or information provided by persons presenting shares of preferred stock represented by depositary receipts for deposit, holders of depositary receipts or other persons believed in good faith to be competent to give such information, and on documents believed in good faith to be genuine and signed by a proper party.

        In the event the depositary shall receive conflicting claims, requests or instructions from any holders of depositary receipts, on the one hand, and us, on the other hand, the depositary shall be entitled to act on our claims, requests or instructions.

 IMPORTANT PROVISIONS OF OUR GOVERNING DOCUMENTS AND DELAWARE LAW

Partnership Agreement

        The limited partnership agreement of the Operating Partnership contains voting requirements that limit the possibility that we will be acquired or undergo a change in control, even if some of our stockholders believe that a change would be in our and their best interests. Specifically, the partnership agreement provides that we must have the approval of the holders of a majority of the units of limited partnership interest held by limited partners in order to:

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  merge, consolidate or engage in any combination with another person other than a general partner of the Operating Partnership, or

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  sell all or substantially all of our assets.

Delaware Law and Certain Charter and By-law Provisions

        Our charter and by-laws and certain provisions of the Delaware General Corporation Law may have an anti-takeover effect. These provisions may delay, defer or prevent a tender offer or takeover attempt that a stockholder would consider in its best interest. This includes an attempt that might result in a premium over the market price for the shares held by stockholders. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. They are also expected to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging takeover proposals because, among other things, negotiation of takeover proposals might result in an improvement of their terms.

        Delaware Anti-Takeover Law.    We are a Delaware corporation and are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for three years after the time at which the person became an interested stockholder unless:

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  prior to that time, the board of directors approved either the business combination or transaction in which the stockholder became an interested stockholder; or

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  upon becoming an interested stockholder, the stockholder owned at least 85% of the corporation's outstanding voting stock other than shares held by directors who are also officers and certain employee benefit plans; or

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  the business combination is approved by both the board of directors and by holders of at least 66 2/3% of the corporation's outstanding voting stock at a meeting and not by written consent, excluding shares owned by the interested stockholder.

For these purposes, the term "business combination" includes mergers, asset sales and other similar transactions with an "interested stockholder." "Interested stockholder" means a person who, together with its affiliates and associates, owns, or under certain circumstances has owned within the prior three years, more than 15% of the outstanding voting stock. Although Section 203 permits a corporation to elect not to be governed by its provisions, we have not made this election.

        Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals.    Our by-laws establish an advance notice procedure for stockholders to make nominations of candidates for election as directors or bring other business before an annual meeting of stockholders. This procedure provides that

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  the only persons who will be eligible for election as directors are persons who are nominated by or at the direction of the board of directors, or by a stockholder who has given timely written notice containing specified information to the Secretary prior to the meeting at which directors are to be elected, and

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  the only business that may be conducted at an annual meeting is business that has been brought before the meeting by or at the direction of the Chairman of the board of directors or by a stockholder who has given timely written notice containing specified information to the Secretary of the stockholder's intention to bring the business before the meeting.

        In general, we must receive written notice of stockholder nominations to be made or business to be brought at an annual meeting not less than 120 days prior to the first anniversary of the date of the proxy statement for the previous year's annual meeting, in order for the notice to be timely. The notice must contain information concerning the person or persons to be nominated or the matters to be brought before the meeting and concerning the stockholder submitting the proposal.

        The purposes of requiring stockholders to give us advance notice of nominations and other business include the following:

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  to afford the board of directors a meaningful opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposed business;

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  to the extent deemed necessary or desirable by the board of directors, to inform stockholders and make recommendations about such qualifications or business; and

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  to provide a more orderly procedure for conducting meetings of stockholders.

        Our by-laws do not give our board of directors any power to disapprove stockholder nominations for the election of directors or proposals for action. However, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed. Our by-laws may also discourage or deter a third party from soliciting proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of the nominees or proposals might be harmful or beneficial to us and our stockholders.

        Director Action.    Our charter and by-laws and the Delaware General Corporation Law generally require that a majority of a quorum is necessary to approve any matter to come before the board of directors. Certain matters, including sales of property, transactions with members of the Simon family and related persons and certain affiliates and certain other matters, will also require approval of a majority of the independent directors on the board of directors.

        Director Liability Limitation and Indemnification.    Our charter provides that no director will be personally liable to us or to our stockholders for monetary damages for breach of fiduciary duty as a director. This will not, however, eliminate or limit the liability of a director for the following:

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  any breach of the director's duty of loyalty to us and our stockholders;

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  acts or omissions not in good faith or which involve intentional misconduct or knowing violations of the law;

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  any transaction from which the director derived an improper personal benefit; or

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  any matter in respect of which the director would be liable under Section 174 of the Delaware General Corporation Law.

        These provisions may discourage stockholders' actions against directors. Directors' personal liability for violating the federal securities laws is not limited or otherwise affected. In addition, these provisions do not affect the ability of stockholders to obtain injunctive or other equitable relief from the courts with respect to a transaction involving gross negligence on the part of a director.

        Our charter provides that we shall indemnify to the fullest extent permitted under and in accordance with Delaware law any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she

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  is or was our director or officer, or

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  is or was serving at our request as a director, officer or trustee of or in any other capacity with another corporation, partnership, joint venture, trust or other enterprise.

        With respect to such persons, we shall indemnify against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding if the following standards are met:

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  the person acted in good faith and in a manner reasonably believed to be in, or not opposed to, our best interests, and,

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  with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

        The Delaware General Corporation Law provides that indemnification is mandatory where a director or officer has been successful on the merits or otherwise in the defense of any proceeding covered by the indemnification statute.

        The Delaware General Corporation Law generally permits indemnification for expenses incurred in the defense or settlement of third-party actions or action by or in right of the corporation, and for judgments in third-party actions, provided the following determination is made:

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  the person seeking indemnification acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, and

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  in a criminal proceeding, the person had no reasonable cause to believe his or her conduct was unlawful.

        The determination must be made by directors who were not parties to the action, or if directed by such directors, by independent legal counsel or by a majority vote of a quorum of the stockholders. Without court approval, however, no indemnification may be made in respect of any action by or in right of the corporation in which such person is adjudged liable.

        Under Delaware law, the indemnification provided by statute shall not be deemed exclusive of any rights under any by-law, agreement, vote of stockholders or disinterested directors or otherwise. In addition, the liability of officers may not be eliminated or limited under Delaware law.

        The right of indemnification, including the right to receive payment in advance of expenses, conferred by our charter is not exclusive of any other rights to which any person seeking indemnification may otherwise be entitled.

 RESTRICTIONS ON OWNERSHIP AND TRANSFER

        Our charter contains certain restrictions on the number of shares of capital stock that individual stockholders may own. Certain requirements must be met for us to maintain our status as a REIT, including the following:

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  not more than 50% in value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals, as defined in the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, to include certain entities, during the last half of a taxable year other than the first year, and

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  our capital stock also must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year.

        In part because we currently believe it is essential for us to maintain our status as a REIT, the provisions of our charter with respect to Excess Stock contain restrictions on the acquisition of our capital stock intended to ensure compliance with these requirements.

        Our charter provides that, subject to certain specified exceptions, no stockholder may own, or be deemed to own by virtue of the attribution rules of the Internal Revenue Code, more than the ownership limit. The ownership limit is equal to 8%, or 18% in the case of members of the Simon family and related persons, of any class of capital stock. The board of directors may exempt a person from the ownership limit if the board of directors receives a ruling from the Internal Revenue Service or an opinion of tax counsel that such ownership will not jeopardize our status as a REIT.

        Anyone acquiring shares in excess of the ownership limit will lose control over the power to dispose of the shares, will not receive dividends declared and will not be able to vote the shares. In the event of a purported transfer or other event that would, if effective, result in the ownership of shares of stock in violation of the ownership limit, the transfer or other event will be deemed void with respect to that number of shares that would be owned by the transferee in excess of the ownership limit. The intended transferee of the excess shares will acquire no rights in those shares of stock. Those shares of stock will automatically be converted into shares of Excess Stock according to rules set forth in the charter.

        Upon a purported transfer or other event that results in Excess Stock, the Excess Stock will be deemed to have been transferred to a trustee to be held in trust for the exclusive benefit of a qualifying charitable organization designated by us. The Excess Stock will be issued and outstanding stock, and it will be entitled to dividends equal to any dividends which are declared and paid on the stock from which it was converted. Any dividend or distribution paid prior to our discovery that stock has been converted into Excess Stock is to be repaid upon demand. The recipient of the dividend will be personally liable to the trust. Any dividend or distribution declared but unpaid will be rescinded as void with respect to the shares of stock and will automatically be deemed to have been declared and paid with respect to the shares of Excess Stock into which the shares were converted. The Excess Stock will also be entitled to the voting rights as are ascribed to the stock from which it was converted. Any voting rights exercised prior to our discovery that shares of stock were converted to Excess Stock will be rescinded and recast as determined by the trustee.

        While Excess Stock is held in trust, an interest in that trust may be transferred by the purported transferee, or other purported holder with respect to the Excess Stock, only to a person whose ownership of the shares of stock would not violate the ownership limit. Upon such transfer, the Excess Stock will be automatically exchanged for the same number of shares of stock of the same type and class as the shares of stock for which the Excess Stock was originally exchanged.

        Our charter contains provisions that are designed to ensure that the purported transferee or other purported holder of the Excess Stock may not receive in return for such a transfer an amount that reflects any appreciation in the shares of stock for which the Excess Stock was exchanged during the period that the Excess Stock was outstanding. Any amount received by a purported transferee or other purported holder in excess of the amount permitted to be received must be paid over to the trust. If the foregoing restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the intended transferee or holder of any Excess Stock may be deemed, at our option, to have acted as an agent on behalf of the trust in acquiring or holding the Excess Stock and to hold the Excess Stock on behalf of the trust.

        Our charter further provides that we may purchase, for a period of 90 days during the time the Excess Stock is held by the trustee in trust, all or any portion of the Excess Stock from the original transferee-stockholder at the lesser of the following:

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  the price paid for the stock by the purported transferee, or if no notice of such purchase price is given, at a price to be determined by the board of directors, in its sole discretion, but no lower than the lowest market price of such stock at any time prior to the date we exercise our purchase option, and

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  the closing market price for the stock on the date we exercise our option to purchase.

The 90-day period begins on the date of the violative transfer or other event if the original transferee-stockholder gives notice to us of the transfer or, if no notice is given, the date the board of directors determines that a violative transfer or other event has occurred.

        Our charter further provides that in the event of a purported issuance or transfer that would, if effective, result in us being beneficially owned by fewer than 100 persons, such issuance or transfer would be deemed null and void, and the intended transferee would acquire no rights to the stock.

        All certificates representing shares of any class of our stock bear a legend referring to the restrictions described above.

        All persons who own, directly or by virtue of the attribution rules of the Internal Revenue Code, more than 5%, or such other percentage as may be required by the Internal Revenue Code or regulations promulgated thereunder, of the outstanding stock must file an affidavit with us containing the information specified in the charter before January 30 of each year. In addition, each stockholder shall, upon demand, be required to disclose to us in writing such information with respect to the direct, indirect and constructive ownership of shares as the board of directors deems necessary to comply with the provisions of the charter or the Internal Revenue Code applicable to a REIT.

        The Excess Stock provision will not be removed automatically even if the REIT provisions of the Internal Revenue Code are changed so as to no longer contain any ownership concentration limitation or if the ownership concentration limitation is increased. In addition to preserving our status as a REIT, the ownership limit may have the effect of precluding an acquisition of control of us without the approval of our board of directors.

 FEDERAL INCOME TAX CONSIDERATIONS

        The following discussion is based on the opinion of Faegre Baker Daniels LLP, our tax counsel, as to the material United States federal income tax considerations involved in our treatment as a REIT. This discussion is based on:

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  the facts described in the registration statement of which this prospectus supplement is a part;

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  the Internal Revenue Code;

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  current, temporary and proposed Treasury Regulations promulgated under the Internal Revenue Code;

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  the legislative history of the Internal Revenue Code;

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  current administrative interpretations and practices of the Internal Revenue Service, or IRS; and

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  court decisions,

all as of the date of this prospectus. In addition, the administrative interpretations and practices of the IRS include its practices and policies as expressed in private letter rulings that are not binding on the IRS, except with respect to the particular taxpayers who requested and received those rulings. Future legislation, treasury regulations, administrative interpretations and practices and/or court decisions may adversely affect the tax considerations contained in this discussion. Any change could apply retroactively to transactions preceding the date of the change. The tax considerations contained in this discussion may be challenged by the IRS, and we have not requested, and do not plan to request, any rulings from the IRS.

        As a condition to the closing of each offering of equity securities offered by this prospectus, as otherwise specified in the applicable prospectus supplement, our tax counsel will render an opinion to the underwriters of that offering to the effect that, commencing with our taxable year December 31, 1973, we (as one of our predecessors, Corporate Property Investors, Inc.) have been organized in conformity with the requirements for qualification as a REIT, and our method of operation has enabled us to meet, and our proposed method of operation will enable us to continue to meet, the requirements for qualification and taxation as a REIT under the Internal Revenue Code. It must be emphasized that this opinion will be based on various assumptions and representations that we will make as to factual matters, including representations to be made in a factual certificate to be provided by one of our officers. In addition, this opinion will be based on our factual representations set forth in this prospectus and in the applicable prospectus supplement. Our tax counsel will have no obligation to update its opinion subsequent to the date it is rendered. Moreover, our qualification and taxation as a REIT depend on our ability to meet, through actual annual operating results, asset diversification, distributions and diversity of stock ownership, the various qualification tests imposed by the Internal Revenue Code, discussed below, the results of which will not be reviewed by our tax counsel. Accordingly, no assurance can be given that our actual results of operations for any particular taxable year will satisfy those requirements, and no assurance can be given that we will qualify as a REIT in any particular year. Further, the anticipated U.S. Federal income tax treatment described in this prospectus may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time.

        YOU SHOULD CONSULT YOUR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR SECURITIES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS.

Taxation of U.S. Stockholders

        As used herein, the term "U.S. holder" means a beneficial owner of our common or preferred stock that is for U.S. Federal income tax purposes:

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  an individual who is a citizen or resident of the United States;

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  a corporation or other entity taxable as a corporation for U.S. Federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

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  an estate the income of which is subject to U.S. Federal income taxation regardless of its source; or

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  a trust, if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions. Notwithstanding the preceding sentence, to the extent provided in the Treasury Regulations, some trusts in existence on August 20, 1996, and treated as U.S. persons prior to this date that elect to continue to be treated as U.S. persons, will be considered U.S. holders.

        As used herein, the term "non-U.S. holder" means a beneficial owner of common or preferred stock that is not a U.S. holder other than a partnership. The rules governing U.S. Federal income taxation of non-U.S. holders are complex, and the following discussion is intended only as a summary of such rules. Non-U.S. holders should consult their own tax advisors to determine the impact of U.S. Federal, state and local income tax laws, including any reporting requirements.

        If a partnership is a beneficial owner of our common or preferred stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A beneficial owner that is a partnership and partners in such a partnership should consult their tax advisors about the U.S. Federal income tax consequences of the purchase, ownership and disposition of common or preferred stock.

        This discussion does not address the tax consequences arising under any state, local or foreign law. In addition, this summary does not consider the effect of the U.S. Federal estate or gift tax laws.

        Investors should consult their own tax advisors with respect to the application of the U.S. Federal income tax laws to their particular situations as well as any tax consequences arising under the U.S. Federal estate or gift tax rules or under the laws of any state, local or foreign taxing jurisdiction or under any applicable tax treaty.

Distributions

        As long as we qualify as a REIT, distributions out of our current or accumulated earnings and profits, other than capital gain dividends discussed below, will constitute dividends taxable to our taxable U.S. holders as ordinary income. These distributions will not be eligible for the dividends-received deduction in the case of U.S. holders that are corporations. Individual U.S. holders may be eligible for reduced rates of tax to the extent that these distributions constitute "qualified dividend income." Such amounts will be specified in a written notice to stockholders. However, we do not expect a significant portion of the distributions to be eligible for treatment as "qualified dividend income." For purposes of determining whether distributions to holders of common stock are out of current or accumulated earnings and profits, earnings and profits will be allocated first to the outstanding preferred stock and then to the common stock.

        To the extent that we make distributions in excess of our current and accumulated earnings and profits, these distributions will be treated first as a tax-free return of capital to each U.S. holder. This treatment will reduce the adjusted basis, but not below zero, which each U.S. holder has in his shares of stock for tax purposes by the amount of the distribution in excess of current and accumulated earnings and profits. Such distributions in excess of a U.S. holder's adjusted basis in his shares will be treated as capital gain, provided that the shares have been held as a capital asset, and will be long-term capital gain if the shares have been held for more than one year. Dividends declared in October, November, or December of any year and payable to a stockholder of record on a specified date in any of these months shall be treated as both paid by us and received by the stockholder on December 31 of that year, provided we actually pay the dividend on or before January 31 of the following calendar year. Stockholders may not include in their own income tax returns any of our net operating losses or capital losses.

Capital gain dividends

        Dividends to U.S. holders that are properly designated by us as capital gain dividends will be treated as long-term capital gain to the extent they do not exceed our actual net capital gain for the taxable year without regard to the period for which the stockholder has held his stock. Dividends designated as capital gains will be taxed to each individual at a rate up to 25% depending on the tax characteristics of the assets which produced such gain and such individual's situation. Corporate taxpayers are taxed on their net capital gain at ordinary corporate rates. Corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income.

        A tax of 3.8% generally will be imposed on the "net investment income" of certain individuals, trust and estates for taxable years beginning after December 31, 2012. Among other items, net investment income generally includes gross income from dividends and net gain attributable to the disposition of certain property, such as our stock, less certain deductions. In the case of individuals, this tax will only apply to the extent such individual's modified adjusted net income exceeds $200,000 ($250,000 for married couples filing a joint return and surviving spouses, and $125,000 for married individuals filing a separate return). Prospective investors should consult their own tax advisors regarding the possible implications of these rules in their particular circumstances.

Sunset of reduced tax rate provisions

        The currently applicable provisions of the U.S. Federal income tax laws relating to the 15% rate of capital gain taxation and the applicability of capital gain rates for designated qualified dividend income of REITs are currently scheduled to "sunset" or revert back to provisions of prior law effective for taxable years beginning after December 31, 2012. Upon the sunset of the current provisions, all dividend income of REITs and non-REIT corporations would be taxable at ordinary income rates and capital gains tax for taxpayers who are individuals would be higher (20% instead of 15%). As discussed above, substantially all of our dividends are currently taxed at ordinary income rates, and the sunset provisions will not have a significant impact on the taxation of dividends paid by us. U.S. holders are encouraged to consult their tax advisors regarding the effect of these sunset provisions on an investment in common or preferred stock.

Retention of net capital gains

        We may elect to retain and pay income tax on some or all of our undistributed net capital gains, in which case our U.S. holders will include such retained amount in their income. In that event, those U.S. holders would be entitled to a tax credit or refund in the amount of the tax paid by us on the undistributed gain allocated to them, and the U.S. holders would be entitled to increase their tax basis by the amount of undistributed capital gains allocated to them reduced by the amount of the credit.

Passive activity losses and investment interest limitations

        Dividends that we pay and gain arising from the sale or exchange by a U.S. holder of shares of common or preferred stock will not be treated as passive activity income. As a result, U.S. holders generally will not be able to apply any "passive losses" against this income or gain. Dividends, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation. Gain arising from the sale or other disposition of shares, however, will not be treated as investment income except to the extent the stockholder elects to reduce the amount of his net capital gain eligible for the capital gains rate.

Dispositions

        A U.S. holder will recognize gain or loss on the sale or exchange of shares of common or preferred stock to the extent of the difference between the amount realized on such sale or exchange and the holder's adjusted tax basis in such shares. Such gain or loss generally will constitute long-term capital gain or loss if the holder has held such shares for more than one year. Individual taxpayers are generally currently subject to a maximum tax rate of 15% on long-term capital gain, but that rate is scheduled to increase to 20% effective January 1, 2013. Losses incurred on the sale or exchange of shares held for six months or less, after applying certain holding period rules, however, will generally be deemed long-term capital loss to the extent of any long-term capital gain dividends received by the U.S. holder and undistributed capital gains allocated to such U.S. holder with respect to such shares.

Tax-exempt holders

        The IRS has ruled that amounts distributed as dividends by a REIT do not constitute unrelated business taxable income when received by a tax-exempt pension trust and certain other tax-exempt entities. Based on that ruling, provided that a tax-exempt stockholder, except certain tax-exempt stockholders described below, has not held its shares as "debt financed property" within the meaning of the Internal Revenue Code and the shares are not otherwise used in an unrelated trade or business, our dividend income will not be unrelated business taxable income to a tax-exempt stockholder. Generally, shares will be treated as "debt financed property" if the acquisition of such shares was financed through a borrowing by the tax-exempt stockholder. Similarly, income from the sale of shares will not constitute unrelated business taxable income unless a tax-exempt stockholder has held its shares as "debt financed property" within the meaning of the Internal Revenue Code or has used the shares in its unrelated trade or business.

        For tax-exempt stockholders which are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under Internal Revenue Code Section 501(c)(7), (c)(9), (c)(17) and (c)(20), respectively, income from an investment in common or preferred stock will constitute unrelated business taxable income unless the organization is able to properly deduct amounts set aside or placed in reserve for certain purposes so as to offset its dividend income. These prospective investors should consult their own tax advisors concerning these "set aside" and reserve requirements.

        Notwithstanding the above, however, a portion of the dividends paid by a "pension held REIT" are treated as unrelated business taxable income as to certain types of trusts which hold more than 10% (by value) of the interests in the REIT. A REIT will not be a "pension held REIT" if it is not "predominantly held" by tax-exempt pension trusts. We do not anticipate that shares of our stock will be predominantly held by tax-exempt pension trusts within the meaning of the Internal Revenue Code and accordingly, we believe that dividends we pay to tax-exempt pension trusts should not be treated as unrelated business taxable income.

Backup withholding and information reporting

        We will report to U.S. holders of our common and preferred stock and the IRS the amount of distributions paid during each calendar year and the amount of tax withheld, if any. Under certain circumstances, U.S. holders may be subject to backup withholding. Backup withholding will apply only if the holder

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  fails to furnish its taxpayer identification number, which, for an individual, would be his Social Security number or furnishes an incorrect taxpayer identification number,

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  is notified by the IRS that it has failed properly to report payments of interest and dividends, or

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  under certain circumstances, fails to certify, under penalty of perjury, that it has furnished a correct taxpayer identification number and that it has not been notified by the IRS that it is subject to backup withholding for failure to report interest or dividend payments.

        Backup withholding will not apply with respect to payments made to certain exempt recipients, such as corporations and tax-exempt organizations. U.S. holders should consult their own tax advisors regarding their qualification for exemption from backup withholding and the procedure for obtaining such an exemption. Backup withholding is not an additional tax. Rather, the amount of any backup withholding with respect to a payment to a U.S. holder will be allowed as a credit against such U.S. holder's United States Federal income tax liability and may entitle such U.S. holder to a refund, provided that the required information is furnished to the IRS.

Non-U.S. holders

        The rules governing United States Federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign stockholders are complex. This section is only a summary of such rules. We urge non-U.S. holders to consult their own tax advisors to determine the impact of federal, state, and local income tax laws on ownership of shares of our stock, including any reporting requirements.

        In general, non-U.S. holders of our common or preferred stock will be subject to regular United States Federal income tax with respect to their investment in us if such investment is "effectively connected" with the non-U.S. holder's conduct of a trade or business in the United States. A corporate non-U.S. holder that receives income that is, or is treated as, effectively connected with a United States trade or business may also be subject to the branch profits tax under Section 884 of the Internal Revenue Code, which is payable in addition to regular United States corporate income tax. The following discussion will apply to non-U.S. holders whose investment is not so effectively connected. We expect to withhold United States income tax, as described below, on the gross amount of any distributions paid to a non-U.S. holder unless (i) the non-U.S. holder files an IRS Form W-8ECI with us claiming that the distribution is "effectively connected" or (ii) certain other exceptions apply.

Distributions

        A distribution by us that is not attributable to gain from our sale or exchange of a U.S. real property interest, or "USRPI," within the meaning of the Foreign Investment in Real Property Act, or "FIRPTA," and that is not designated by us as a capital gain dividend will be treated as an ordinary income dividend to the extent made out of current or accumulated earnings and profits. Generally, an ordinary income dividend will be subject to tax at the rate of 30% of the gross amount of the distribution unless such tax is reduced or eliminated by an applicable tax treaty. A distribution in excess of our earnings and profits will be treated first as a return of capital that will reduce a non-U.S. holder's basis in its shares of our stock, but not below zero, and then as gain from the disposition of such shares, the tax treatment of which is described under the rules discussed below with respect to dispositions of shares. We are required to withhold from distributions to non-U.S. holders, and to remit to the IRS, 30% of the amount of ordinary dividends or such lower amount specified by an applicable treaty. We may be required to withhold at least 10% of any distribution even if a lower treaty rate applies (if our common stock constituted a USRPI), and a distribution in excess of our earnings and profits may be subject to 30% dividend withholding if, at the time of the distribution, it cannot be determined whether the distribution will be in an amount in excess of our current or accumulated earnings and profits. As discussed below, we believe our shares are not currently a USRPI. However, a non-U.S. holder may seek a refund of amounts withheld from its distribution if the amount withheld with respect to the distribution is more than its U.S. tax liability with respect to such distribution.

        Distributions to a non-U.S. holder that we properly designate as capital gains dividend that are not attributable to the sale of a USRPI are generally not subject to U.S. tax unless:

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  the investment in our stock is treated as effectively connected with the non-U.S. holder's trade or business (and, in the case of an applicable income tax treaty, is attributable to a permanent establishment); or

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  the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are met in which case a 30% tax will be imposed on a capital gains dividend.

        Distributions that are attributable to gains from our sale or exchange of a USRPI will be taxed in the manner described in the preceding paragraph if the non-U.S. holder did not own more than 5% of the class of stock with respect to which the distribution was made at any time during the one-year period ending on the date the distribution was made and if the class of stock is regularly traded on an established securities market located in the United States.

        Distributions that are attributable to gain from our sale or exchange of a USRPI will be taxed to a non-U.S. holder under FIRPTA if such non-U.S. holder owns more than 5% of the class of stock with respect to which such distribution was made at any time during the one-year period ending on the date of such distribution. Distributions that are subject to FIRPTA are taxed to a non-U.S. holder as if such distributions were gains "effectively connected" with a United States trade or business. Accordingly, a non-U.S. holder will be taxed at the normal capital gain rates applicable to a U.S. holder on such amounts, subject to any applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a corporate non-U.S. holder that is not entitled to a treaty exemption. We will be required to withhold from distributions subject to FIRPTA, and remit to the IRS, 35% of designated capital gain dividends, or, if greater, 35% of the amount of any distributions that could be designated as capital gain dividends. In addition, if we designate prior distributions as capital gain dividends, subsequent distributions, up to the amount of such prior distributions not withheld against, will be treated as capital gain dividends for purposes of withholding. It should be noted that the 35% withholding tax rate on capital gain dividends currently corresponds to the maximum income tax rate applicable to corporations, but it is higher than the maximum rate on capital gains of individuals.

        Tax treaties may reduce our withholding obligations. If the amount we withhold from a distribution exceeds the non-U.S. holder's tax liability, the non-U.S. holder may, if timely filed, request a refund of such excess from the IRS.

Dispositions

        Unless the shares of our stock constitutes a USRPI within the meaning of FIRPTA or are effectively connected with a U.S. trade or business, a sale of such shares by a non-U.S. holder generally will not be subject to U.S. Federal income taxation. Our shares will not constitute a USRPI if we are a "domestically controlled REIT." A domestically controlled REIT is a REIT in which at all times during a specified testing period less than 50% in value of its shares is held directly or indirectly by non-U.S. holders. We believe that we are a domestically controlled REIT, and therefore that the sale of shares of common stock will not be subject to taxation under FIRPTA. However, because our shares are publicly traded, no assurance can be given that we are or will continue to be a domestically controlled REIT. If we were not a domestically controlled REIT, a non-U.S. holder's sale of shares would not be subject to tax under FIRPTA as a sale of a United States real property interest if the shares were "regularly traded," as defined by applicable Treasury Regulations, on an established securities market, e.g., the New York Stock Exchange, on which our common stock is listed and if the selling stockholder's interest constitutes 5% or less of the fair market value of all of our common stock during the five-year period preceding the disposition. If the gain on the sale of our shares were subject to taxation under FIRPTA, the non-U.S. holder would be subject to the same treatment as a U.S. holder with respect to such gain, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals. In any event, a purchaser of our common stock from a non-U.S. holder will not be required under FIRPTA to withhold on the purchase price if the purchased shares are "regularly traded" on an established securities market and such non-U.S. holder owns directly or indirectly at all times during a specified testing period 5% or less of the value of such class of stock, or if we are a domestically controlled REIT. Otherwise, under FIRPTA, the purchaser of the common stock may be required to withhold 10% of the purchase price and remit such amount to the IRS. Notwithstanding the foregoing, capital gain not subject to FIRPTA will be taxable to a non-U.S. holder if the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions apply, in which case the nonresident alien individual will be subject to a 30% tax on such individual's capital gains.

        Additional issues may arise pertaining to information reporting and backup withholding with respect to non-U.S. holders of shares of our stock. Non-U.S. holders should consult their tax advisors with respect to any such information reporting and backup withholding requirements.

FATCA withholding

        In addition, Congress recently passed legislation that imposes withholding taxes on dividends and sales proceeds made to "foreign financial institutions" (including certain investment funds) unless (1) the foreign financial institution undertakes certain diligence and reporting obligations or (2) the foreign non-financial entity either certifies it does not have any substantial United States owners or furnishes identifying information regarding each substantial United States owner. If the payee is a foreign financial institution, it must enter into an agreement with the United States Treasury requiring, among other things, that it undertakes to identify accounts held by certain United States persons or United States-owned foreign entities, annually report certain information about such accounts and withhold 30% on payments to account holders whose actions prevent them from complying with these reporting and other requirements. The legislation by its terms would apply to payments made after December 31, 2012. However, in Notice 2011-53, the IRS announced a delay in the implementation of certain provisions of the legislation. Under Notice 2011-53, the legislation will be phased in as follows: (1) the IRS will begin to accept applications for foreign financial institution agreements no later than January 1, 2013, (2) a foreign financial institution must enter into such an agreement by June 30, 2013 to ensure that we will not be subject to withholding at the time withholding begins (as described below), (3) withholding on certain U.S. source periodical income (including dividends paid in respect of our stock) begins after December 31, 2013, and (4) withholding on all other withholdable payments (including gross proceeds from the sale of our stock) begins after December 31, 2014. Prospective investors should consult their tax advisors regarding this legislation.

Taxation as a REIT

General

        We have elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code. We believe we have been organized and operated in a manner which allows us to qualify for taxation as a REIT under the Internal Revenue Code. We intend to continue to operate in this manner. However, our qualification and taxation as a REIT depend upon our ability to meet, through actual annual operating results, asset diversification, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Internal Revenue Code. Accordingly, there is no assurance that we have operated or will continue to operate in a manner so as to qualify or remain qualified as a REIT. See "—Taxation as a REIT—Failure to qualify."

        The sections of the Internal Revenue Code that relate to the qualification and operation as a REIT are highly technical and complex. The following sets forth the material aspects of the sections of the Internal Revenue Code that govern the federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Internal Revenue Code provisions, relevant rules and regulations promulgated under the Internal Revenue Code, and administrative and judicial interpretations of the Internal Revenue Code.

        If we qualify for taxation as a REIT, we generally will not be subject to federal corporate income taxes on net income that we currently distribute to our stockholders. This treatment substantially eliminates the "double taxation," once at the corporate level when earned and once again at the stockholder level when distributed, that generally results from investment in a corporation. However, we will be subject to federal income tax as follows:

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  We will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

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  We may be subject to the "alternative minimum tax" on our items of tax preference under certain circumstances.

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  If we have (1) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business; or (2) other specified nonqualifying income from foreclosure property (including certain foreign currency gain attributable thereto recognized after July 30, 2008), we will be subject to tax at the highest corporate rate on any net income from such foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test (as described below). Foreclosure property is real property (including interests in real property) and any personal property incident to such real property (a) that is acquired by a REIT as a result of the REIT having bid on the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after there was a default (or default was imminent) on a lease of the property or a mortgage loan held by the REIT and secured by the property, (b) for which the related loan or lease was made, entered into or acquired by the REIT at a time when default was not imminent or anticipated and (c) for which such REIT makes an election to treat the property as foreclosure property.

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  We will be subject to a 100% tax on any net income from prohibited transactions. Prohibited transactions are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property.

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  If we fail to satisfy the 75% gross income test or the 95% gross income test (discussed below) but have maintained qualification as a REIT because we satisfied certain other requirements, we will be subject to a 100% tax on an amount equal to (1) the gross income attributable to the greater of (i) the amount by which we fail the 75% gross income test, discussed below and (ii) the amount by which we fail the 95% gross income test discussed below (2) multiplied by a fraction intended to reflect our profitability.

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  If we fail to satisfy any of the REIT asset tests (other than the 5% or 10% asset tests described below) by more than a de minimis amount, due to reasonable cause and not due to willful neglect, and we nonetheless maintain REIT qualification because of specified cure provisions, we will be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the non-qualifying assets during the period in which we failed to satisfy the asset tests.

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  If we fail to satisfy any provision of the Internal Revenue Code that would result in our failure to qualify as a REIT (other than a violation of the REIT gross income or asset tests described below) and the violation is due to reasonable cause and not due to willful neglect, we may retain REIT qualification but we will be required to pay a penalty of $50,000 for each such failure.

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  We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of our stockholders, as described below in "—Taxation as a REIT—Requirements for qualification."

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  We will be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed, or deemed distributed, during each calendar year. The required distribution for a calendar year equals the sum of (1) 85% of our REIT ordinary income for the year, (2) 95% of our REIT capital gain net income for the year, and (3) any undistributed taxable income from prior periods.

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  If we acquire any asset from a corporation which is or has been a C corporation, i.e., generally a corporation subject to full corporate-level tax, in a transaction such as a merger or other reorganization in which the basis of the acquired asset in our hands is determined by reference to the basis of the asset in the hands of the C corporation, then the acquired asset will be treated as a built-in gain asset. If we subsequently recognize gain on the disposition of the built-in gain asset during the ten-year period beginning on the date on which we acquired the asset, then we will generally be subject to tax at the highest regular corporate tax rate on this gain to the extent of the built-in gain. The built-in gain is equal to the excess of (1) the fair market value of the asset over (2) our adjusted basis in the asset, in each case determined as of the beginning of the ten-year period. The results described in this paragraph with respect to the recognition of built-in gain assume that the C corporation from which the built-in gain asset was acquired will not make an election pursuant to Section 1.337(d)-7(c)(5) of the Treasury Regulations. An election pursuant to Section 1.337(d)-7(c)(5) of the Treasury Regulations would cause the C corporation to recognize gain as if it had sold the property acquired by us to an unrelated party at fair market value. In the event of such an election, the property acquired by us would not be treated as a built-in gain asset and we would not be subject to a corporate level tax if we sold the property within ten years.

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  We could be subject to a 100% tax attributable to certain non-arm's length transactions with any of our taxable REIT subsidiaries or with tenants that receive services from such taxable REIT subsidiaries.

Requirements for qualification

        The Internal Revenue Code defines a REIT as a corporation, trust or association that:

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  is managed by one or more trustees or directors;

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  issues transferable shares or transferable certificates to evidence its beneficial ownership;

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  would be taxable as a domestic corporation, but for Sections 856 through 859 of the Internal Revenue Code;

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  is not a financial institution or an insurance company within the meaning of certain provisions of the Internal Revenue Code;

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  is beneficially owned by 100 or more persons;

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  not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals, as defined in the Internal Revenue Code to include certain entities, during the last half of each taxable year; and

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  meets certain other tests, described below, regarding the nature of its income and assets and the amount of its distributions.

        The Internal Revenue Code provides that the first four conditions must be met during the entire taxable year and that the fifth condition must be met during at least 335 days of a taxable year of twelve months, or during a proportionate part of a taxable year of less than twelve months. The fifth and sixth conditions do not apply until after the first taxable year for which an election is made to be taxed as a REIT. For purposes of the sixth condition, pension funds and certain other tax-exempt entities are treated as individuals, subject to a "look-through" exception with respect to pension funds.

        We believe we have satisfied each of the above conditions. In addition, our charter provides for restrictions regarding ownership and transfer of shares. These restrictions are intended to assist us in continuing to satisfy the share ownership requirements described above. These ownership and transfer restrictions are described in "Restrictions on ownership and transfer." These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements. If we fail to satisfy these share ownership requirements, our status as a REIT will terminate unless we are eligible for specified relief provisions as described below. However, if we comply with the rules contained in applicable Treasury Regulations that require us to ascertain the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in the sixth condition, we will be treated as having met this requirement.

        In addition, a corporation may not elect to become a REIT unless its taxable year is the calendar year. We have and will continue to have a calendar taxable year.

Ownership of interests in partnerships and qualified REIT subsidiaries

        In the case of a REIT which is a partner in a partnership, the Treasury Regulations provide that the REIT will be deemed to own its proportionate share, generally in proportion to its capital interest in such partnership, of the assets of the partnership. Also, the REIT will be deemed to be entitled to the income of the partnership attributable to its proportionate share, based on its capital interest, of such assets. The character of the assets and gross income of the partnership retain the same character in the hands of the REIT for purposes of Section 856 of the Internal Revenue Code, including satisfying the gross income tests and the asset tests. Thus, our proportionate share of the Operating Partnership's assets and items of income, including our share of these items of any partnership in which the Operating Partnership owns an interest, are treated as our assets and items of income for purposes of applying the requirements described in this prospectus, including the income and asset tests described below. We have included a brief summary of the rules governing the federal income taxation of partnerships and their partners below in "—Tax aspects of partnerships and joint ventures." We have direct control of the Operating Partnership and will continue to operate the Operating Partnership consistent with the requirements for our qualification as a REIT. However, the Operating Partnership has non-managing ownership interests in certain joint ventures. If a joint venture takes or expects to take actions which could jeopardize our status as a REIT or subject us to tax, the Operating Partnership may be forced to dispose of its interest in such joint venture. In addition, it is possible that a joint venture could take an action which could cause us to fail a REIT income or asset test, and that we would not become aware of such action in a time frame which would allow the Operating Partnership to dispose of our interest in the joint venture or take other corrective action on a timely basis. In such a case, we could fail to qualify as a REIT unless certain mitigation provisions applied.

        We own 100% of the stock of several subsidiaries that are qualified REIT subsidiaries and we may acquire stock of one or more new subsidiaries. A corporation will qualify as a qualified REIT subsidiary if we hold 100% of its stock directly and we do not elect to treat the subsidiary as a taxable REIT subsidiary. A qualified REIT subsidiary will not be treated as a separate corporation, and all assets, liabilities and items of income, deduction and credit of a qualified REIT subsidiary will be treated as our assets, liabilities and such items, as the case may be, for all purposes of the Internal Revenue Code, including the REIT qualification tests. For this reason, references under "—Taxation as a REIT" to our income and assets include the income and assets of each qualified REIT subsidiary. A qualified REIT subsidiary will not be subject to federal income tax, and our ownership of the voting stock of a qualified REIT subsidiary will not violate the restrictions against ownership of securities of any one issuer which constitute more than 10% of the value or total voting power of such issuer or more than 5% of the value of a REIT's total assets, as described below under "—Taxation as a REIT—Asset tests."

Ownership of interests in taxable REIT subsidiaries

        The Internal Revenue Code provides that REITs may own more than 10% of the voting power and value of securities in taxable REIT subsidiaries. A corporation is treated as a taxable REIT subsidiary if a REIT owns stock in the corporation and the REIT and the corporation jointly elect such treatment. In the event such an election is made, any corporation of which the taxable REIT subsidiary owns 35% of the total voting power or value of the outstanding securities is also treated as a taxable REIT subsidiary. A taxable REIT subsidiary is a corporation subject to U.S. Federal income tax as a regular C corporation and, where applicable, state and local corporate income taxes.

        Although the activities and income of taxable REIT subsidiaries are subject to tax, taxable REIT subsidiaries are permitted to engage in certain activities that the REIT could not engage in itself. Additionally, under certain limited conditions, a REIT may receive income from a taxable REIT subsidiary that would be treated as rent. See the discussion under "—Taxation as a REIT—Income tests" below. As discussed more fully under "—Taxation as a REIT—Asset tests" below, not more than 20% (25% for taxable years beginning after December 31, 2008) of the fair market value of a REIT's assets can be composed of securities of taxable REIT subsidiaries and stock of a taxable REIT subsidiary is not a qualified asset for purposes of the 75% asset test.

        The amount of interest on related party debt a taxable REIT subsidiary may deduct is limited. Further, a 100% excise tax applies to any interest payments by a taxable REIT subsidiary to its affiliated REIT to the extent the interest rate is set above a commercially reasonable level. A taxable

REIT subsidiary is permitted to deduct interest payments to unrelated parties without any such restrictions, although other interest deduction limitation rules could apply.

        The Internal Revenue Code allows the IRS to reallocate costs between a REIT and its taxable REIT subsidiary. Any deductible expenses allocated away from a taxable REIT subsidiary would increase its tax liability, and the amount of such increase would be subject to interest charges. Further, any amount by which a REIT understates its deductions and overstates those of its taxable REIT subsidiary will, subject to certain exceptions, be subject to a 100% excise tax.

Affiliated REITs

        The Operating Partnership indirectly owns more than 99% of the outstanding equity of several entities which have elected to be taxed as corporations and have elected, or will elect, to be taxed as REITs. Each of these subsidiaries must meet the REIT qualification tests discussed above. Each of them may be subject to tax on certain of its income as discussed above. See "—Taxation as a REIT—General." The failure of any or all of them to qualify as a REIT could cause us to fail to qualify as a REIT because we would own more than 10% of the voting securities and value of an issuer that was not a REIT, a qualified REIT subsidiary or a taxable REIT subsidiary unless certain mitigation provisions applied. We believe that each of these subsidiaries has been organized and operated in a manner that will permit us to qualify as a REIT.

Income tests

        We must satisfy two gross income requirements annually to maintain qualification as a REIT. First, in each taxable year we must derive directly or indirectly at least 75% of our gross income, excluding gross income from prohibited transactions, from investments relating to real property or mortgages on real property, including "rents from real property," dividends from other REITs (but not taxable REIT subsidiaries), and, in certain circumstances, income from certain types of temporary investments. Second, in each taxable year we must derive at least 95% of our gross income, excluding gross income from prohibited transactions, from these real property investments, dividends, including dividends from taxable REIT subsidiaries, interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing. The term "interest" generally does not include any amount received or accrued, directly or indirectly, if the determination of the amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "interest" solely by reason of being based on a fixed percentage or percentages of receipts or sales.

Rents

        Rents we receive will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if the following conditions are met:

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  the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales;

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  except for rents received from a taxable REIT subsidiary as discussed below, rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if the REIT, or an actual or constructive owner of 10% or more of the REIT, actually or constructively owns, in the case of a corporate tenant, 10% or more of the stock by vote or value of such tenant, and, in the case of any other tenant, 10% or more of the profits or capital of such tenant;

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  if such rent is received from a taxable REIT subsidiary with respect to any property, no more than 10% of the leased space at the property may be leased to taxable REIT subsidiaries and related party tenants and rents received from such property must be substantially comparable to rents paid by other tenants, except related party tenants, of the REIT's property for comparable space;

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  if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to personal property will not qualify as "rents from real property;" and

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  for rents received to qualify as "rents from real property," the REIT generally must not furnish or render services to the tenants of the property, subject to a 1% de minimis exception, other than through an independent contractor from whom the REIT derives no revenue or through a taxable REIT subsidiary. The REIT may, however, directly perform certain services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant" of the property.

        We do not and will not, and as the general partner of the Operating Partnership will not permit the Operating Partnership to take any of the following actions unless we determine such action would not jeopardize our status as a REIT:

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  charge rent for any property that is based in whole or in part on the income or profits of any person, except by reason of being based on a percentage of receipts or sales, as described above;

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  lease any property to a related party tenant;

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  lease any property to a taxable REIT subsidiary, unless we determine not more than 10% of the leased space at such property is leased to related party tenants and our taxable REIT subsidiaries and the rents received from such lease are substantially comparable to those received from other tenants, except rent from related party tenants, of us for comparable space;

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  derive rental income attributable to personal property, other than personal property leased in connection with the lease of real property, the amount of which is less than 15% of the total rent received under the lease; or

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  perform services considered to be rendered to the occupant of the property, other than through an independent contractor from whom the Operating Partnership derives no revenue or through a taxable REIT subsidiary.

        Although members of the Simon family may own from time to time up to a 10% interest in one or more of the Operating Partnership's tenants, the only tenant in which the Simon family currently owns more than a 10% interest is one small tenant in Circle Center Mall in Indianapolis, Indiana. Income from a related party tenant does not qualify in satisfying the 75% income test or the 95% income test. As previously indicated, the Operating Partnership will not lease property to any related party tenant unless it determines that the income from such tenant would not jeopardize our status as a REIT.

        Although the Operating Partnership and other of our affiliates will perform all development, construction and leasing services for, and will operate and manage, wholly-owned properties directly without using an "independent contractor," we believe that, in almost all instances, the only services to be provided to lessees of these properties will be those usually or customarily rendered in connection with the rental of space for occupancy only. To the extent any non-customary services are provided, such services shall generally, but not necessarily in all cases, be performed by a taxable REIT subsidiary. In any event, we intend that the amounts we receive for non-customary services that may constitute "impermissible tenant service income" from any one property will not exceed 1% of the total amount collected from such property during the taxable year.

        A REIT is subject to a 100% excise tax on any rents it receives from tenants receiving services from a taxable REIT subsidiary to the extent such rents are above the amount that would be charged to tenants not receiving such services, unless:

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  the taxable REIT subsidiary provides a substantial amount of services to third parties at the same prices offered to tenants of the REIT;

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  rents for comparable leased space at the REIT's property received from tenants not receiving such services and leasing at least 25% of the REIT's net leasable space are comparable to rents charged to tenants who receive services from the taxable REIT subsidiary and charges for such services are separately stated; or

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  income from the taxable REIT subsidiary providing services to the REIT's tenants is at least 150% of the direct costs of providing the services.

        If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for the year if we are entitled to relief under certain provisions of the Internal Revenue Code. Generally, we may avail ourselves of the relief provisions if:

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  following our identification of the failure to meet these tests for any taxable year, we file a schedule with the IRS setting forth each item of our gross income for purposes of the 75% or 95% gross income tests for such taxable year in accordance with Treasury Regulations to be issued; and

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  our failure to meet these tests was due to reasonable cause and not due to willful neglect.

        It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. If these relief provisions do not apply to a particular set of circumstances, we will not qualify as a REIT. As discussed above in "—Taxation as a REIT—General," even if these relief provisions apply, and we retain our status as a REIT, a tax would be imposed with respect to our excess net income. We may not always be able to maintain compliance with the gross income tests for REIT qualification despite periodic monitoring of our income.

Hedging transactions and foreign currency gain

        From time to time, we may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps and floors, options to purchase these items and futures and forward contracts. Income from a hedging transaction, including gain from the sale or disposition of such a transaction, that is clearly and timely identified as a hedging transaction as specified in the Internal Revenue Code will not constitute gross income and thus will be exempt from the 95% gross income test to the extent such a hedging transaction is entered into on or after January 1, 2005, and will not constitute gross income and thus will be exempt from the 75% gross income test to the extent such hedging transaction is entered into after July 30, 2008. Income and gain from a hedging transaction, including gain from the sale or disposition of such a transaction, entered into on or prior to July 30, 2008 will be treated as nonqualifying income for purposes of the 75% income test. Income and gain from a hedging transaction, including gain from the sale or disposition of such a transaction, entered into prior to January 1, 2005 will be qualifying income for purposes of the 95% gross income test. The term "hedging transaction," as used above, generally means any transaction we enter into in the normal course of our business (1) primarily to manage risk of interest rate changes or fluctuations with respect to borrowings made or to be made by us to acquire or carry real estate assets, and (2) for hedging transactions entered into after July 30, 2008, the term also included transactions made primarily to manage the risk of currency fluctuations with respect to an item of qualifying income under the 75% or 95% gross income test (or any property which generates such income and gain). To the extent that we do not properly identify such transactions as hedges or we hedge with other types of financial instruments, or hedge other types of indebtedness, the income from those transactions is not likely to be treated as qualifying income for purposes of the gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT.

        We have made investments in certain entities located outside the United States, and from time to time, we may acquire additional properties outside the United States, through a taxable REIT subsidiary or otherwise. These acquisitions could cause us to incur foreign currency gains or losses. Prior to July 30, 2008, the characterization of any such foreign currency gains for purposes of the REIT gross income tests was unclear, although the IRS had indicated that REITs may apply the principles of proposed Treasury Regulations to determine whether such foreign currency gain constitutes qualifying income under the REIT income tests. As a result, we anticipated that any foreign currency gain we recognized relating to rents we receive from any property located outside of the United States was qualifying income for purposes of the 75% and 95% gross income tests. Any foreign currency gains recognized after July 30, 2008 to the extent attributable to specified items of qualifying income or gain, or specified qualifying assets, however, generally will not constitute gross income for purposes of the 75% and 95% gross income tests and will be exempt from these tests.

Asset tests

        At the close of each quarter of our taxable year, we also must satisfy three tests relating to the nature and diversification of our assets. First, at least 75% of the value of our total assets must be represented by real estate assets, including stock of other REITs, cash, cash items and government securities. For purposes of this test, real estate assets include stock or debt instruments that are purchased with the proceeds of a stock offering or a long-term (at least five years) public debt offering, but only for the one-year period beginning on the date we receive such proceeds. Second, not more than 25% of our total assets may be represented by securities, other than those securities includable in the 75% asset test. Third, not more than 25% (20% for taxable years prior to January 1, 2009) of the value of our total assets may be represented by securities of one or more taxable REIT subsidiaries, and except with respect to taxable REIT subsidiaries and qualified REIT subsidiaries, of the investments included in the 25% asset class, the value of any one issuer's securities may not exceed 5% of the value of our total assets, and we may not own more than 10% of any one issuer's outstanding voting securities or more than 10% of the total value of any one issuer's outstanding securities other than certain securities qualifying as "straight debt" and other excluded securities, as described in the Internal Revenue Code, including, but not limited to, any loan to an individual or an estate, any obligation to pay rents from real property and any security issued by a REIT. Additionally, (i) our interest as a partner in a partnership is not considered a security for purposes of applying the 10% value test; (ii) any debt instrument issued by a partnership (other than straight debt or other excluded security) will not be considered a security issued by the partnership if at least 75% of the partnership's gross income is derived from sources that would qualify for the 75% REIT gross income test; and (iii) any debt instrument issued by a partnership (other than straight debt or other excluded security) will not be considered a security issued by the partnership to the extent of our interest as a partner in the partnership.

        After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we fail to satisfy the asset tests because we acquire securities or other property during a quarter, including an increase in our interests in assets held, directly or indirectly, by the Operating Partnership, we can cure this failure by disposing of sufficient non-qualifying assets within 30 days after the close of that quarter. We believe we have maintained and will continue to maintain adequate records of the value of our assets to ensure compliance with the asset tests and to take such other actions within the 30 days after the close of any quarter as may be required to cure any noncompliance. For taxable years commencing on or after January 1, 2005, if we fail to satisfy the 5% or 10% asset tests described above after the 30 day cure period, we will be deemed to have met such tests if (1) the value of our non-qualifying assets does not exceed the lesser of (a) 1% of the total value of our assets at the end of the applicable quarter or (b) $10,000,000, (2) we dispose of the non-qualifying assets (or otherwise cure our failure to meet the asset test) within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury Regulations to be issued and (3) we disclose certain information to the IRS. For violations due to reasonable cause and not willful neglect that are in excess of the de minimis exception described above, we may avoid disqualification as a REIT under any of the asset tests, after the 30 day cure period, by taking steps including (1) disposing of the non-qualifying assets (or otherwise curing our failure to meet the asset test) within (a) six months after the last day of the quarter in which the failure to satisfy the asset tests is discovered or (b) the period of time prescribed by Treasury Regulations to be issued, (2) paying a tax equal to the greater of (a) $50,000 or (b) the highest corporate tax rate multiplied by the net income generated by the non-qualifying assets, and (3) disclosing certain information to the IRS. If we cannot avail ourselves of these relief provisions, or if we fail to timely cure any noncompliance with the asset tests, we would cease to qualify as a REIT.

Annual distribution requirements

        To maintain qualification as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to the difference between (1) the sum of 90% of our "REIT taxable income," computed without regard to the dividends paid deduction and net capital gain, and 90% of our after tax net income, if any, from foreclosure property, and (2) the amount of certain items of non-cash income, i.e., income attributable to leveled stepped rents, original issue discount on purchase money debt, or a like-kind exchange that is later determined to be taxable, in excess of 5% of "REIT taxable income." In addition, if we are allocated any built-in gain as a result of the disposition during the restriction period of any asset subject to the built-in gain rules, then we will be required to distribute at least 90% of such built-in gain less the amount of tax we incurred as a result of such gain.

        Dividends declared and payable to stockholders of record in the last three months of any year must be paid by the end of January of the year following the taxable year in which the dividends were declared, unless they were declared before the due date of our tax return for the taxable year in which they were declared. If they were declared before such due date, whether declared in the last three months of the year or otherwise, they must be distributed on or before the end of January of the following taxable year, or, if later, the earlier of the first regular dividend payment after the declaration or the close of the taxable year following the taxable year to which they relate. The amount distributed must not be preferential. This means that every stockholder of the class of stock to which a distribution is made must be treated the same as every other stockholder of that class, and no class of stock may be treated otherwise than in accordance with its dividend rights as a class. We believe we have made and will continue to make timely distributions sufficient to satisfy these annual distribution requirements.

        We expect that our REIT taxable income will be less than our cash flow due to the allowance of depreciation and other non-cash charges in computing REIT taxable income. Accordingly, we should generally have sufficient cash or liquid assets to satisfy the distribution requirements described above. However, from time to time, we may not have sufficient cash or other liquid assets to meet these distribution requirements due to timing differences between the actual receipt of income and actual payment of deductible expenses, and the inclusion of income and deduction of expenses in arriving at our taxable income. If these timing differences occur, in order to meet the distribution requirements, we may need to arrange for short-term, or possibly long-term, borrowings or need to pay dividends in the form of taxable stock dividends. To the extent we satisfy the distribution requirements but distribute less than 100% of the net capital gain or 100% of our REIT taxable income, we will be subject to tax on such income at regular corporate rates.

        Under certain circumstances, we may be able to rectify a failure to meet the distribution requirement for a year by paying "deficiency dividends" to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends. However, we will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

        Furthermore, we would be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed if we should fail to distribute during each calendar year, or in the case of distributions with declaration and record dates falling in the last three months of the calendar year, by the end of January immediately following such year, at least the sum of 85% of our REIT ordinary income for such year, 95% of our REIT capital gain income for the year and any undistributed taxable income from prior periods. Any REIT taxable income and net capital gain on which corporate income tax is imposed for any year is treated as an amount distributed during that year for purposes of calculating such tax.

Property transfers

        Any gain we realize on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of business, including our share of any such gain realized by the Operating Partnership, either directly or through its subsidiary partnerships, will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. This prohibited transaction income may also adversely affect our ability to satisfy the income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances surrounding the particular transaction. However, the Internal Revenue Code provides a safe harbor pursuant to which limited sales of properties held at least four years and meeting certain additional requirements will not be treated as prohibited transactions. In the case of sales made after July 30, 2008, the required holding period has been reduced to two years, and one of the other requirements has been modified in a manner that may permit us to qualify more sales under the safe harbor provisions. Nevertheless, compliance with the safe harbor is not always practical. We intend to hold properties for investment with a view to long-term appreciation, to engage in the business of acquiring, developing and owning properties and to make occasional sales of the properties as are consistent with our investment objectives. However, if the IRS were to successfully contend that some or all of the sales the Operating Partnership or its subsidiaries make are prohibited transactions, we would be subject to the 100% penalty tax on our allocable share of the gains resulting from any such sales.

Failure to qualify

        In the event that we violate a provision of the Internal Revenue Code that would result in our failure to qualify as a REIT (other than violations of the REIT gross income or asset tests, as described above, for which other specified cure provisions may be available), we would be entitled to retain our status as a REIT if (1) the violation is due to reasonable cause and not due to willful neglect, and (2) we pay a penalty of $50,000 for each failure to satisfy the provisions. If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we fail to qualify will not be deductible by us and we will not be required to distribute any amounts to our stockholders. As a result, our failure to qualify as a REIT would reduce the cash available for distribution to our stockholders. In addition, if we fail to qualify as a REIT, all distributions to stockholders will be taxable as ordinary income to the extent of our current and accumulated earnings and profits, and subject to certain limitations of the Internal Revenue Code, corporate distributees may be eligible for the dividends received deduction and non-corporate stockholders may be eligible for reduced rates of tax on dividend distributions. Unless entitled to relief under specific statutory provisions, we will also be disqualified from taxation as a REIT for the four taxable years following the year during which we lost our qualification. It is not possible to state whether in all circumstances we would be entitled to this statutory relief.

Tax aspects of partnerships and joint ventures

General

        Substantially all of our income-producing properties are held directly or indirectly through the Operating Partnership. In general, partnerships are "pass-through" entities which are not subject to federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. We include in our income our proportionate share of the foregoing partnership items for purposes of the various REIT income tests and in the computation of our REIT taxable income. Moreover, for purposes of the REIT asset tests, we will include our proportionate share of assets held through partnerships. See "—Taxation as a REIT—Ownership of interests in partnerships and qualified REIT subsidiaries."

Entity classification

        Our interests in partnerships, including joint ventures, involve special tax considerations, including the possibility of a challenge by the IRS of the status of a partnership as a partnership as opposed to an association taxable as a corporation for federal income tax purposes. If a partnership were treated as an association, it would be taxable as a corporation and therefore be subject to an entity-level tax on its income. In such a situation, the character of our assets and items of gross income would change and preclude us from satisfying the asset tests and possibly the income tests. See "—Taxation as a REIT—Asset tests" and "—Taxation as a REIT—Income tests." This, in turn, would prevent us from qualifying as a REIT. See "—Taxation as a REIT—Failure to qualify" for a discussion of the effect of a failure to meet these tests for a taxable year. In addition, a change in a partnership's status for tax purposes might be treated as a taxable event. If so, we might incur a tax liability without any related cash distributions.

        Treasury Regulations provide that a domestic business entity not otherwise classified as a corporation and which has at least two members will be taxed as a partnership for federal income tax purposes unless it elects to be treated as a corporation. In addition, such an entity which did not exist, or did not claim a classification, prior to January 1, 1997, will be classified as a partnership for federal income tax purposes unless it elects otherwise. The Operating Partnership and each of its subsidiary partnerships have claimed classification as a partnership, and, as a result, we believe such partnerships will be classified as partnerships for federal income tax purposes.

        The Treasury Regulations also provide that certain specified foreign entities are taxed as corporations. Foreign entities with two or more members are taxed as partnerships if (a) at least one of the members has unlimited liability for the liabilities of the entity or (b) the entity elects to be taxed as a partnership. Each foreign entity having two or more members in which we are treated as an owner for tax purposes has elected to be taxed as a partnership or as a taxable REIT subsidiary. Certain foreign entities with only one member are also taxed as corporations unless the entity elects to have its existence as separate from its member disregarded for tax purposes. Each such single member entity has elected either to be treated as a disregarded entity or to be taxed as a taxable REIT subsidiary.

Allocations of partnership income, gain, loss and deduction

        A partnership is not a taxable entity for federal income tax purposes. Rather, a partner is required to take into account its allocable share of a partnership's income, gains, losses, deductions and credits for any taxable year of the partnership ending within or with the taxable year of the partner, without regard to whether the partner has received or will receive any distributions from the partnership. Although a partnership agreement will generally determine the allocation of income and losses among partners, such allocations will be disregarded for tax purposes under Section 704(b) of the Internal Revenue Code if they do not comply with the provisions of Section 704(b) of the Internal Revenue Code and the Treasury Regulations promulgated thereunder as to substantial economic effect.

        If an allocation is not recognized for federal income tax purposes because it does not have substantial economic effect, the item subject to the allocation will be reallocated in accordance with the partners' interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. The allocations of our taxable income and loss and those of our subsidiary partnerships are intended to comply with the requirements of Section 704(b) of the Internal Revenue Code and the Treasury Regulations promulgated thereunder.

State and local tax considerations

        We are, and our stockholders may be, subject to state or local taxation in various state or local jurisdictions where we, our affiliates and our stockholders transact business or reside. The state and local tax treatment of us and our investors may not conform to the federal income tax consequences discussed above. Consequently, prospective investors should consult their own tax advisors regarding the effect of state and local tax laws on their investment.

Possible U.S. Federal tax developments

        The rules dealing with federal income taxation are constantly under review by the IRS, the Treasury Department and Congress. New U.S. federal tax legislation or other provisions may be enacted into law or new interpretations, rulings or Treasury Regulations could be adopted, all of which could affect the taxation of us, our affiliated entities and our stockholders. No prediction can be made as to the likelihood of passage of any new tax legislation or other provisions either directly or indirectly affecting us or our stockholders. Consequently, the tax treatment described herein may be modified prospectively or retroactively by legislative action.

        The preceding discussion of certain U.S. Federal income tax considerations is for general information only and is not tax advice. Accordingly, you should consult your own tax adviser as to particular tax consequences to you of purchasing, holding and disposing of the shares of our common stock, including the applicability and effect of any state, local or foreign tax laws, and of any proposed changes in applicable laws.

LEGAL MATTERS

        Unless otherwise specified in a prospectus supplement, the validity of the securities offered hereby and certain federal income tax matters will be passed upon for us by Faegre Baker Daniels LLP, Indianapolis, Indiana and for any underwriters, dealers or agents by counsel named in the applicable prospectus supplement.

EXPERTS

        Ernst & Young LLP, independent registered public accounting firm, has audited the consolidated financial statements and schedule of Simon Property Group, Inc., incorporated by reference or included in its Annual Report on Form 10-K for the year ended December 31, 2011, and the effectiveness of Simon Property Group, Inc.'s internal control over financial reporting as of December 31, 2011, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. These financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION
FOR SECURITIES ACT LIABILITIES

        Pursuant to our charter and by-laws, we will indemnify any of our officers or directors who is made or threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she was an officer or director to the fullest extent permitted by Delaware law. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (may be permitted to directors, officers and persons controlling the registrant pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

        This prospectus may contain or incorporate forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). You can identify these forward-looking statements by our use of the words "believes," "anticipates," "plans," "expects," "may," "will," "intends," "estimates" and similar expressions, whether in the negative or affirmative. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained, and it is possible that our actual results may differ materially from those indicated by these forward-looking statements due to a variety of risks and uncertainties. Those risks and uncertainties incidental to the ownership and operation of commercial real estate include, but are not limited to: national, international, regional and local economic climates, competitive market forces, changes in market rental rates, trends in the retail industry, the inability to collect rent due to the bankruptcy or insolvency of tenants or otherwise, risks associated with acquisitions, the impact of terrorist activities, environmental liabilities, maintenance of REIT status, the availability of financing, changes in market rates of interest, and exchange rates for foreign currencies. We have included important factors in the cautionary statements contained or incorporated in this prospectus, particularly under the heading "Risk Factors" in our Annual Report on Form 10-K and other periodic reports, that we believe could cause our actual results to differ materially from the forward-looking statements that we make. We do not intend to update information contained in any forward-looking statement we make.

INCORPORATION OF INFORMATION WE FILE WITH THE SEC

        The SEC allows us to "incorporate by reference" the information we file with them, which means:

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  incorporated documents are considered part of the prospectus;

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  we can disclose important information to you by referring you to those documents; and

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  information that we file with the SEC will automatically update and supersede the information in this prospectus and any information that was previously incorporated in this prospectus.

        Our Exchange Act filing number is 1-14469.

        The information incorporated by reference is considered to be part of this prospectus and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the following documents and any future filings we make with the SEC under Sections 13(a), 13(c) 14 or 15(d) of the Exchange Act (other than documents or information deemed to have been furnished and not filed in accordance with the SEC rules) until we have sold all of the securities to which this prospectus relates or the offering is otherwise terminated:

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  Annual Report on Form 10-K for the year ended December 31, 2011; and

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  The description of the shares of common stock contained in the Registration Statement on Form 8-A/A filed on September 24, 1998, including any amendment or report filed for the purpose of updating such description.

        To receive a free copy of any of the documents incorporated by reference in this prospectus (other than exhibits, unless they are specifically incorporated by reference in the documents), call or write us at the following address: Simon Property Group, 225 West Washington Street, Indianapolis, IN 46204, Attention: Investor Relations (317/685-7330).

8,500,000 Shares

SIMON PROPERTY GROUP, INC.

Common Stock

PROSPECTUS SUPPLEMENT

J.P. Morgan
BofA Merrill Lynch
Goldman, Sachs & Co.
Citigroup
Deutsche Bank Securities
Morgan Stanley
Credit Suisse
Evercore Partners
Jefferies
Piper Jaffray
PNC Capital Markets LLC
RBC Capital Markets
Sandler O'Neill + Partners, L.P.
SMBC Nikko
SunTrust Robinson Humphrey
UBS Investment Bank

March 8, 2012